Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jetoptera, Inc.
144 Railroad Avenue Suite 302
Edmonds, WA 98020
https://www.jetoptera.com/

Up to $2,999,987.76 in Common Stock at $10.78
Minimum Target Amount: $9,993.06

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Jetoptera, Inc.
Address: 144 Railroad Avenue Suite 302, Edmonds, WA 98020
State of Incorporation: DE
Date Incorporated: June 01, 2015

Terms:

Equity

Offering Minimum: $9,993.06 | 927 shares of Common Stock
Offering Maximum: $2,999,987.76 | 278,292 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.78
Minimum Investment Amount (per investor): $495.88

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Audience Based Bonus

Prior WeFunder investors will receive a 6% bonus in shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Jetoptera, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.78 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $1078. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and an audience-based bonus of 6% for prior WeFunder Investors, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Jetoptera, Inc. (the "Company") is a Delaware corporation, formed on June 1, 2015.

Jetoptera aims to be the platform for a new generation of air mobility. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. The Company also plans to partner with the U.S. military and domestic and foreign companies, including OEMs, large aircraft manufacturers, and military contractors, to build and obtain FAA certification for unmanned and manned aircraft utilizing the Company's patented technology.

The Company is targeting the U.S. military market first, reaching out directly to the Army, Air Force, Navy, and Marine Corps. We have received funding under several R&D initiatives from the Department of the Air Force and Army and hope to continue development of products that will ultimately be the centerpiece of an entirely new family of aircraft systems based on Jetoptera's Fluidic Propulsion System.

We are targeting several defense aerospace companies that have existing programs of record with the U.S. government. We have established teaming agreements with many of them, where we provide the propulsion system, and they build the airframe and/or the specialized turbine required by our propulsion system. We hope to develop more teaming agreements in the future. We will also target commercial logistics providers about setting up pilot programs. Finally, we aim to build a manned prototype and certify it in conjunction with propulsion and airframe partners. We expect the majority of our business to be commercial over time.

Jetoptera's marketing strategy for the current products has focused on targeted, direct outreach to largescale customers, including aircraft manufacturers, the U.S. military, and military contractors. We also use strategic partners and suppliers. Jetoptera plans to introduce military and civilian products in the coming years, including high-speed VTOL and STOL, 500, 1000, 2000, 4000, and up to 40,000 lb. class FPS™ vehicles. Our civilian J-2000 and J-4000 are intended to be two-seat and four-seat or cargo flying vehicles respectively. Additional intended products include short take-off and landing vehicles with our FPS™ integrated into the wings as well as the licensing of our FPS™ system to third-party manufacturers.

Competitors and Industry

Given Jetoptera's technology and business model, there are several areas in which to consider competition: propulsion, unmanned, and manned aircraft.

In the area of propulsion, the Company's primary competitors are electric and hybrid electric approaches using batteries, electric motors and many propellers. In the area of

unmanned aircraft, the Company's competitors include defense aerospace companies, such as Kratos®. In the area of manned aircraft, among the Company's competitors are eVTOL companies such as Volocopter, Lilium, Beta, Archer and Joby Aviation as well as traditional light/medium lift helicopter manufacturers such as Bell Helicopters, Boeing, Sikorsky and tiltrotor manufacturers such as Bell, Boeing, and Osprey.

Legacy approaches and up-and coming competitors both suffer from comparative disadvantages

• Light/Medium Lift Helicopter eg Bell Helicopters, Boeing, Sikorsky: Slow, big footprint, loud, complex, expensive

• Tiltrotor eg Boeing, Bell, Osprey: Huge footprint, loud, very complex, very expensive

• eVTOL eg Joby, Archer, Lillium: Slow, big footprint, complex, low battery energy density

Jetoptera's FPS™ demonstrated significantly quieter than a conventional engine-driven propeller propulsion system -15dBA to -25dBA Overall Sound Pressure Level output

Jetoptera's FPS™ enables compact aircraft that offers urban and regional mobility in settings that cannot accept large-rotor footprint

Jetoptera's FPS™ offers superior safety due to no moving parts outside the fuselage and aerodynamics that facilitate high-speed forward flight and gliding

We will be able to transition to speeds up to Mach 1 using our Adaptive Fluidic Propulsion System™

Current Stage and Roadmap

The Company's revenue to date is from R&D contracts with the Department of Defense.

We have been awarded HSVTOL Concept Challenge contract by the USAF and USSOCOM, as one of 11 companies downselected from over 200 to receive investment aimed at solutions enabling optimal agility in adverse environments. We would hope to become a solutions supplier to the USAF and USSOCOM if our R&D continues to progress satisfactorily.

We have teamed with Northrop Grumman (fuselage, avionics) and Pratt & Whitney (powerplant) to source systems optimized for our FPS™ solutions, both civilian and military.

We have been awarded a Phase II SBIR subcontract by Freedom Flight Works to collaborate on a special mission variant of FPS™ for reduced signature autonomous vehicles.

We were awarded five earlier contracts by US Air Force and (via subcontract) US Army to characterize noise signature and wing lift characteristics of FPS™.

Our applications cover and extend many helicopter applications in scenarios unsuited to helicopters due to noise, room to maneuver, propeller dangers, and speed requirements, extending from quiet unmanned military applications to "flying car" civilian applications.

Target markets include Advanced Air Mobility (AAM), Urban Air Mobility (UAM) and Regional Air Mobility (air taxis).

Jetoptera has a strong interest in developing military/civilian dual-use technology. We are executing a plan of propulsion system development and integration with new and adapted platforms to (i) sell systems to the US military and (ii) accumulate data in support of our future civilian FAA certification.

Jetoptera intends to scale up its offering in steps that validate the technology and accumulate hours in flight in support of FAA certification of its proprietary civilian manned flight solution.

Jetoptera also has a strong interest in offering unmanned civilian cargo solutions. Jetoptera will work with potential customers and expect them to take the lead in developing the relevant FAA regulatory framework.

The long-term strategy for Jetoptera is to have three revenue streams from aviation: (i) licensing technology and selling propulsion systems for military applications including HSVTOL; (ii) making and selling FPS -enabled civilian aircraft for flying car, air taxi, regional air commuting and commercial drone applications; (iii) licensing FPS for adjacent applications including ground and surface and underwater maritime.

Jetoptera has 53 granted utility patents, 7 allowed, 112 pending, plus 16 design patents.

The Team

Officers and Directors

Name: Andrei Evulet

Andrei Evulet's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CTO, and Director
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Andrei is the Chief Technology Officer, and principal inventor, of Jetoptera. His salary is $250,000 annually and he owns 2,000,000 common shares of Jetoptera

- **Position:** CEO
  Dates of Service: August 31, 2020 - Present
  Responsibilities: Andrei is the CEO and Chief Technology Officer, principal inventor, of Jetoptera. He receives the same total salary listed above and shares.

Name: Denis Dancanet

Denis Dancanet's current primary role is with Cubist Systematic Strategies. Denis Dancanet currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Co-Founder; Chairman of the Board
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Denis provides oversight and guidance for major strategy and initiatives. He owns 5,500,000 shares of preferred stock; 313, 578 shares of common stock and $3,368,519 principal value of convertible notes.

Other business experience in the past three years:

- **Employer:** Jetoptera
  Title: CEO
  Dates of Service: June 02, 2015 - August 31, 2020
  Responsibilities: Oversaw day-to-day operations.

Other business experience in the past three years:

- **Employer:** Cubist Systematic Strategies
  Title: President
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Manager selection and oversight

Name: Todd Newton

Todd Newton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Business Development
  Dates of Service: June 17, 2019 - Present
  Responsibilities: Secure sales to military and civilian customers. Todd has a salary of $150,000 annually and options to acquire 15,577 shares

Other business experience in the past three years:

- **Employer:** Collins Aerospace
  Title: Director Business Development
  Dates of Service: January 01, 2016 - June 17, 2019
  Responsibilities: Director Business Development

Name: Simina Farcasiu

Simina Farcasiu's current primary role is with Belstar Management Company. Simina Farcasiu currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Secretary, Treasurer
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Financial oversight and strategy, compliance, fund raising. Simina owns 358,138 shares of common stock (directly and through participation in a family trust) and $95,920 of convertible notes.

Other business experience in the past three years:

- **Employer:** Belstar Management Company
  Title: Chief Investment Officer
  Dates of Service: April 01, 2009 - Present
  Responsibilities: Portfolio management

Other business experience in the past three years:

- **Employer:** Energy Finance Partners
  Title: Managing Partner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Portfolio oversight

Other business experience in the past three years:

- **Employer:** Lower48 Analytics
  Title: CEO and Founder
  Dates of Service: July 01, 2017 - Present
  Responsibilities: CEO and CTO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These

include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of Jetoptera should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock of Jetoptera purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that

may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $3 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, the value of which, in that scenario, is unknown. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The conversion of our outstanding Convertible Notes into equity of the Company, based on the applicable Company valuation cap of $24million, will dilute your investment when and if it occurs.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that aircraft deploying Fluidic Propulsion may not achieve performance characteristics that will drive broad acceptance in our targeted market segments. It is possible that a future failure to commercialize our technology is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that aircraft deploying Fluidic Propulsion may not achieve performance characteristics that will drive broad acceptance in our targeted market segments. It is possible that a future failure to commercialize our technology is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes for our Fluidic Propulsion. enabled aircraft. Delays or cost overruns in the development of our Fluidic Propulsion technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that if we meet our technological development targets we will secure broad acceptance in military and civilian air transport sectors, including both manned and unmanned applications. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Jetoptera, Inc. was formed on June 1, 2015. Accordingly, the Company has a limited

history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Jetoptera has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Jetoptera's Fluidic Propulsion technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 60 granted and allowed patents and several trademarks, design patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense or license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses or licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, engineering, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Like all businesses, we may be vulnerable to hackers. Any disruptions of services or

cyber-attacks on Jetoptera could harm our reputation and materially negatively impact our financial condition and business.

Lack of operating history, revenues and financial information.

The Company has been in operation for approximately five (5) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.

The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. The Company might not have enough liquidity to execute its entire Business Plan until the end of 2021. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan

The Company's success depends on its ability to obtain and effectively protect its intellectual property.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has

taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non- infringing or to cease production of such products altogether.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through

collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products

Our business is subject to FAA regulations.

The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We rely on other companies to provide major components, and subsystems for our products.

We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other

adverse events.
Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, “cyber-attacks” and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such

events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees
In particular, the Company is dependent on Andrei Evulet (CEO, CTO and President, 06/01/2015 – present), Denis Dancanet (COB, 06/01/2015 – present), Simina Farcasiu (CFO, 06/01/2015-present) and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered or intends to enter into employment agreements with Andrei Evulet, Denis Dancanet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized

use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have key man life insurance policies on some of those people

The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to Denis Dancanet and Todd

Newton in the event of their death or disability. Therefore, if any of Denis Dancanet, or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The company has purchased key man life insurance on Andrei Evulet, however, it may be insufficient to cover the potential loss to the Company should Andrei die or become disabled.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements

and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships. Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary

or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention. In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or costeffectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop

substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our thirdparty vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of

acquired technologies as a result of integration issues, and adversely affect future performance.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers

and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license noninfringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental orders, prohibitions on certain public gatherings, rise in unemployment, and related

economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If these orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole

A significant portion of the use of proceeds of this offering will be used to pay legal costs associated with the ongoing defense and expansion of our intellectual patent portfolio

We have 112 patents pending, in addition to our 60 allowed and granted patents. Defending our patent portfolio in the United States and internationally will continue to require significant resources.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Denis Dancanet	372,517	Common Stock	
Denis Dancanet	5,500,000	Preferred Stock	51.65%
Denis Dancanet	3,475,455	Convertible Note	

The Company's Securities

The Company has authorized Preferred Stock, Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 278,292 of Common Stock.

Preferred Stock

The amount of security authorized is 5,500,000 with a total of 5,500,000 outstanding.

Voting Rights

The holders of Series A Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. In addition, so long as at least 1,000,000 shares of Preferred Stock are outstanding, consent of at least a majority of the then outstanding shares of Preferred Stock is required for or to: (i) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock; (ii) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock; (iii) compensation and other benefits to be paid to members of the executive management team, employees, independent contractors and consultants; (iv) a merger, consolidation, liquidation or winding up of the Company or sale of all or substantially all of the Company's assets; (v) issuance of debt or equity securities by Company (excluding debt issued for short-term working capital needs not to exceed $10,000); (vi) repurchases or redemptions of debt or securities by Company (except in the case of repurchase of securities owned to terminated employees); (vii) registrations of Company securities under the Securities Act or the granting of registration rights of such securities unless the Shares issued to Series A Preferred

Stock Investor are afforded the same registration rights; (viii) reclassification, reorganization or recapitalization of the outstanding equity of the Company; (ix) pledging of Company assets; (x) amendments to the Certificate of Incorporation or the Bylaws of Company except as otherwise provided in the Bylaws; or (xi) adoption or amendment to any Company stock option, stock grant or warrant plan.

Material Rights

First offer rights for any shares of capital stock, other than those issued: (i) in connection with acquisitions, mergers, equipment leases, or bank financings approved by the Board, (ii) to directors, officers, employees, advisors or consultants under option or equity incentive plans approved by the Board, (iii) to the public in an underwritten public offering, (iv) common stock issuable upon a stock split, stock dividend, or any subdivision of shares of common stock, (v) in connection with the exercise or conversion of exercisable or convertible securities, (vi) to an entity as a component of a business relationship with the Company.

Common Stock

The amount of security authorized is 13,015,000 with a total of 7,023,198 outstanding.

Voting Rights

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Material Rights

<u>Stock Options & Warrants</u>

The total amount outstanding includes 199,715 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 138,517 restricted stock options outstanding and 1,105,500 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 24,552 of shares to be issued pursuant to outstanding warrants.

<u>Additional Summary of Material Rights</u>

<u>SUBSCRIPTION AGREEMENT</u>

Subscription Agreement: The sale of the Common Stock will be made pursuant to individual common stock subscription agreements, which will contain, among other things, appropriate representations and warranties of the Company and the investors and appropriate conditions to closing, which will include, among other things, signing a joinder agreement to the Company's Second Amended and Restated Stockholders'

Agreement and Second Amended and Restated Voting Agreement, each of which are signed by all holders of the Company's outstanding capital stock.

Information Rights: So long as a holder of Preferred Stock or Common Stock continues to hold at least Five Hundred Thousand (500,000) shares of Preferred Stock, Common Stock, and/or Common Stock issued upon conversion of Preferred Stock (a "Key Investor"), the Company will deliver to such holder annual and quarterly financial statements as well as an annual budget. The obligation of the Company to furnish such information will terminate at such time as the Company (i) consummates an IPO, (ii) becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or (iii) upon an acquisition of the Company.

Right to Participate Pro Rata in Future Rounds: In the event the Company proposes to offer equity securities to any person, other than subject to customary exceptions, each holder of at least Five Million (5,000,000) shares of Preferred Stock, Common Stock, and/or Common Stock issued upon conversion of Preferred Stock (a "Major Investor") will have the right to participate on a pro rata basis in such subsequent issuances.

SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

The Company is a party to a certain Second Amended and Restated Stockholders' Agreement, dated as of August 17, 2021 (the "Stockholders' Agreement"), under which the Company and the Company's stockholders agreed to, among other things (i) restrictions on the transfer of Common Stock, (ii) a right of co-sale, (iii) transfers exempted from the right of first refusal and co-sale, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

Rights of First Refusal and Co-Sale Right: The Company and then each Major Investor will have a customary right of first refusal and a customary co-sale right on transfers of Common Stock held by any investor, subject to customary exclusions.

SECOND AMENDED AND RESTATED VOTING AGREEMENT

The Company is a party to a certain Second Amended and Restated Voting Agreement, dated as of August 17, 2021 (the "Voting Agreement"), under which the Company and all of the Company's stockholders agreed to, among other things (i) voting provisions regarding the Company's board of directors; (ii) voting provision to increase authorize common stock of the Company; (iii) a drag-along right; and (iv) the implementation of a certain proxy and power of attorney for matters related to such agreement.

Board of Directors: At the Closing, the Company's Board of Directors will consist of a total of three (3) individuals: (i) one designee of Denis Dancanet (the "Series A Director"), who initially will be Denis Dancanet; (ii) one designee of Andrei Evulet (the "Common Director"), who initially will be Andrei Evulet, and (iii) one designee, who is not employed by the Company or affiliated with any stockholder of the Company, has relevant industry experience, and is nominated by the Common Director or Preferred Director and reasonably acceptable to the other (the "Independent Director"), which board seat will be vacant. The Company's stockholders will be required to vote their

respective shares of capital stock in the Company to elect such designated individuals to the Company's Board of Directors.

Drag-Along: In the event of a sale of the Company by way of a merger, change of control, or sale of all or substantially all of the Company's assets that is approved by the Board, holders of a majority of the then outstanding shares of Preferred Stock, and the holders of a majority of the then outstanding shares of Common Stock (excluding shares issued or issuable upon conversion of Preferred Stock), then the Company's other stockholders will be required to vote for, consent to, transfer their shares of capital stock pursuant to, and take such other action as may be required to consummate such sale, subject to customary exceptions.

Please refer to Exhibit F.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,050,164.47
Maturity Date: July 14, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based

upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder.

In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $750,508.37
Maturity Date: December 03, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the

greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $66,327.42
Maturity Date: February 28, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

Please note this security has matured, however, as of the launch of this offering, the Investor has not yet indicated to the Company if he wishes to have it repaid or to convert it into Series A Preferred Stock according to the terms below.

Please refer to our Risk Factors and Valuation Details for further information on the possibility of dilution.

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the

Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $329,764.00
Maturity Date: March 22, 2023
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have

received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $644,915.21
Maturity Date: June 24, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $28,935.97
Maturity Date: April 01, 2023
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $493,306.56
Maturity Date: January 06, 2023

Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $504,766.44
Maturity Date: September 25, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Convertible Note

The security will convert into Series a preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,300,905.01
Maturity Date: September 29, 2022
Interest Rate: 9.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Financing Round

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of

these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

SAFE Note

The security will convert into Series a preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $232,326.71
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $24,000,000.00
Conversion Trigger: Qualified Equity Financing

Material Rights

In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted

basis. The conversion after a Qualified Equity Financing will occur at the earlier of (i) the Company's election and (ii) a Corporate Transaction.

A Corporate Transaction will be a change of control or an IPO.

In the event a Corporate Transaction occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to 2x the original purchase price of the notes.

What it means to be a minority holder

As a minority holder of Jetoptera, Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,461,223.00
  Use of proceeds: General funds, R&D, execution of company milestones
  Date: September 29, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $232,326.71
  Use of proceeds: General funds, R&D, execution of company milestones
  Date: February 19, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,017,979.64
  Number of Securities Sold: 99,998
  Use of proceeds: General funds, R&D, execution of company milestones
  Date: February 28, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,015,119.06
  Number of Securities Sold: 99,717
  Use of proceeds: General funds, R&D, execution of company milestones
  Date: March 24, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

Revenues grew to $411,992 in 2021 from $39,951 in 2020 principally as a result of success in securing and performing on SBIR and STTR contracts from the US Department of Defense. This is in furtherance of our strategy to pursue military contract revenue as we develop and refine our technology offering.

Expenses

Our principal expense category, legal and professional services, grew to $1,109,009 in 2021 from $274,038 in 2020 chiefly in support of our continued expansion and defense of our extensive US and foreign patent portfolio, which on April 28, 2022 stood at 53 utility patents granted, 7 allowed, and more than 100 pending.

Prototype expenses, in support of our technology development programs, grew to $607,001 in 2021 from $95,992 in 2020.

Compensation expenses grew to $528,234 in 2021 from $416,316 in 2020 as we added an engineer to the team, bringing our full-time employee count to three.

The company is still in the development phase and does not have costs of goods sold or margins at this time. The company is actively pursuing additional development contracts and funding research & development.

Historical results and cash flows:

The company in the last two years generated approximately $452,000 in revenue and $4,014,364 from financing activities including the issuance of common stock and convertible debt, including the capitalization of interest. Over the next two years the company hopes to generate increasing revenue from research contracts awarded by the Department of Defense as well as from sales of products developed as a result of the research and similar products to civilian unmanned flight system purchasers. The company may need to undertake additional financing activities in pursuit of its objectives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2, 2022 the company has $558,000 in cash on hand and $49,000 available under its Chase credit card, with an outstanding balance of $2,650.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We can execute on our current plans with the team in place supported by existing research contracts. The funds from this campaign will allow us to expand the engineering team in support of accelerating our technology development and pursuing quicker revenue growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to allow the company to grow revenues in line with the immediate opportunities we perceive in military and civilian applications.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We project that if we raise our minimum amount sought and do not obtain any further military contracts we will be able to operate the company for the next 11 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal we would anticipate growing the team, hence increasing our burn rate. We would anticipate operating the company for 18 months at the increased cost structure. The Company's current burn rate is $100k/month but this is offset by net revenue of $50k/month for the next 15 months from in-hand government contracts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We would anticipate continuing our financing activities as necessary in the future however no specific activities are contemplated at this time.

Indebtedness

- **Creditor:** Several private individual investors

Amount Owed: $1,047,766.59
Interest Rate: 9.0%
Maturity Date: July 14, 2022
In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** Several private individual investors
  Amount Owed: $748,737.28
  Interest Rate: 9.0%
  Maturity Date: December 03, 2022
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share

of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** A private individual investor
  Amount Owed: $66,167.62
  Interest Rate: 9.0%
  Maturity Date: February 28, 2022
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of

$24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** A private individual investor
  Amount Owed: $328,965.27
  Interest Rate: 9.0%
  Maturity Date: March 22, 2023
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a

holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** A private individual investor
  Amount Owed: $643,342.08
  Interest Rate: 9.0%
  Maturity Date: June 24, 2022
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** Several private individual investors
  Amount Owed: $503,594.35
  Interest Rate: 9.0%
  Maturity Date: September 25, 2022
  In the event of equity securities issued in the Company's next equity financing

in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** Several private individual investors
  Amount Owed: $492,133.01
  Interest Rate: 9.0%
  Maturity Date: January 06, 2023
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding

conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** A private individual investor
  Amount Owed: $28,865.72
  Interest Rate: 9.0%
  Maturity Date: April 01, 2023
  In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the

Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

- **Creditor:** Several private individual investors
Amount Owed: $1,297,881.46
Interest Rate: 9.0%
Maturity Date: September 29, 2022
In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $6,000,000.00 of new invested capital (excluding conversion of such notes or other outstanding notes) after the date of issuance of these convertible notes, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. In the event of equity securities issued in the Company's next equity financing in an aggregate amount of at least $1,000,000.00 but less than $6,000,000.00 of new invested capital (excluding conversion of such notes) after the date of issuance of these convertible notes, at the noteholder's election, the number of shares of such next equity securities issued upon conversion of these convertible notes equals the quotient obtained by dividing (i) the principal amount of the convertible note plus (at Company's option) accrued interest by (ii) lesser of (x) 80% of the price per share of the next equity securities, and (y) a price that reflects a pre-money valuation of $24,000,000.00 on a fully diluted basis. If the next equity financing (as described above) does not occur on or before the maturity date of the convertible note, then principal and accrued interest is payable in four (4) equal quarterly installments or convertible into shares of Series A Preferred Stock of the Company at a priced based upon a deemed pre-money valuation of $24,000,000.00, as agreed between the Company and the holder. In the event a change of control occurs prior to conversion of these convertible notes, the Company shall pay each holder an amount equal to the greater of (a) cash in amount of all accrued interest plus 125% of the outstanding principal amount of such holder's note; and (b) the amount such holder would have received as a holder of common stock of the Company in such transaction, assuming the convertible note and all accrued interest converted into shares of common stock of the Company at a price based upon a deemed pre-money valuation of $24,000,000.00.

Related Party Transactions

- **Name of Entity:** Andrei Evulet
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory note, dated March 10, 2016, as amended from time to time, in the total principal amount of $100,000, with no interest owed other than 5.0% interest upon default, and maturity date of January 15, 2022, owed by the related person to the Company. The Company intends to extend the maturity of the Promissory Note to January 15, 2023.
  Material Terms: Mr. Andrei Evulet as a promissory note in the amount of $100,000 issued on March 10, 2016 and bears no interest. As of 12/31/2021, he owned 2,000,000 shares of the Company's common stock. The Evulet Family Irrevocable Trust, a party related to Mr. Evulet owned 1,500,000 shares of the common stock as of 12/31/21.

- **Name of Entity:** John P Hawkins
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Payment for services $8000
  Material Terms: The Company purchased design services from the related person.

- **Name of Entity:** Denis Dancanet
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Investments totaling $5,225,455.01
  Material Terms: Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company's common stock following a stock offering. The Company issued a series of promissory convertible notes to him between 2018 to 2021. As of 12/31/2021, the aggregate principal amount and interest outstanding on these notes was $3,368,519 and $135,586, respectively. As of 12/31/2021, he owned 357,517 shares of the Company's common stock and 5,500,000 shares of the Company's preferred stock.

- **Name of Entity:** Simina Farcasiu
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Investments in the company and associated transactions.
  Material Terms: In 2021, the Company issued $95,920 in convertible promissory notes to Ms. Simina Farcasiu, the Company's Co-founder and CFO (see financials). She purchased 11,788 (For a consideration of $120,002) of the Company's common stock following a stock offering. As of 12/31/21, she owned 1,114,926 shares of the Company's common stock.

- **Name of Entity:** Richard Black
  Relationship to Company: Attorney to the Company
  Nature / amount of interest in the transaction: Investments totaling $65,309.15
  Material Terms: A convertible note of $25,006.16 and another convertible note of $40,303.00 pursuant to the terms of the September 2019 Offering, as of May 3, 2022, with accrued interest thereon. The aggregate amount is $65,309.15.

Valuation

Pre-Money Valuation: $135,000,074.44

Valuation Details:

We believe that the most efficient valuation metric for companies across different maturity stages and capital structures within an industry is the ratio of enterprise value to revenue.

Long-term, we believe Jetoptera's market share in the most established of its target verticals, the $15bn annual light and medium global helicopter market, should be significant, in the 25% to 33% range, while its offerings in newer markets such as personal and regional air mobility and unmanned systems for logistics, long-range surveillance, and emergency response should be dominant – over 50% market share. Once we have reached that level of market penetration we would anticipate our EV/revenue multiples to converge to the market mean.

We expect to incur significant development costs to reach our objectives, requiring potential new capital raises as well as the reinvestment of cash from operations for the next 5 years.

In the meanwhile, the high-growth component of our trajectory should achieve higher valuation multiples. To put this in context, our established peer group (TXT, GD, BA, RTX, LMT, NOC, HON) has an average EV/Revenue multiple of 2.3x versus a trailing last twelve month average revenue growth rate of 4.8%. Our high-growth benchmark, TSLA, which like us is leveraging proprietary technology to stake out new market verticals in transportation, trades at an EV/Revenue multiple of 12x versus a growth rate of 70.8% in the last twelve months.

We project our revenues based on what we believe to be reasonable assumptions based on our target product portfolio and projected technology maturation schedule and apply a series of (decreasing) EV multiples over time.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,431,417.37, including accrued interest as of 5/10/22, in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.06 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  94.5%
  The funds will be used towards our payroll expenses.

If we raise the over allotment amount of $2,999,987.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Continuing to extend and defend our patent portfolio*
  50.0%
  We have a robust international patent portfolio and expect continuing expenditure to defend and extend it over the next 24 months.

- *Operations*
  20.5%
  Our corporate operations include research and development, materials procurement, contractor compensation, prototype manufacturing and testing, and other development activities.

- *Company Employment*
  24.0%
  We have three employees on the payroll.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.jetoptera.com/ (https://jetoptera.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jetoptera

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jetoptera, Inc.

[See attached]

JETOPTERA INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

JETOPTERA INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of JETOPTERA INC.,

144 Railroad Avenue, Suite 100

Edmonds, Washington 98020

I have audited the accompanying financial statements of JETOPTERA INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JETOPTERA INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


08/06/2021

JETOPTERA INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	720,939	57,163
Accounts receivable		29,927	-
Escrow account		-	125,000
Total current assets		**750,866**	**182,163**
Non-current assets:			
Fixed Assets:			
Computer Equipment		3,873	3,873
Less accumulated depreciation		(3,873)	(3,873)
Total Fixed Assets		-	-
Promissory notes		100,000	100,000
Intangible assets:			
Developments & Patents		1,147,389	1,139,185
Less accumulated amortization		(3,316)	(3,316)
Total intangible assets		1,144,073	1,135,869
Total non-current assets		**1,244,073**	**1,235,869**
Total Assets	$	**1,994,939**	**1,418,032**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards		36,822	48,617
Accounts payable	$	264,630	666,472
Total current liabilities		**301,452**	**715,089**
Non-current Liabilities:			
Convertible debt		4,502,986	2,500,000
Accrued Interest- Convertible debt		244,331	124,116
Total non-current liabilities		**4,747,317**	**2,624,116**
Total Liabilities:		**5,048,769**	**3,339,205**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Common stock, authorized 11,500,000 shares, 5,555,014 shares issued and outstanding, $ 0.0001 par value	556	556
Preferred stock, authorized 5,500,000 shares, 5,500,000 shares issued and outstanding, $ 0.0001 par value	550	550
Additional Paid-in Capital	3,036,338	3,036,338
Accumulated Profits (losses)	(4,958,617)	(3,215,717)
Net income (loss)	(1,132,657)	(1,742,900)
Total Equity:	**(3,053,830)**	**(1,921,173)**
Total Liabilities & Equity	**1,994,939**	**1,418,032**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	-	-
Income from reimbursements		39,591	-
Total revenues		39,591	-
Expenses:			
Salaries & Payroll taxes		416,316	403,080
Taxes		2,080	1,250
IT software & consumables		7,743	6,986
Insurance		47,396	34,835
Legal & Professional Services		274,038	523,781
Advertising & Marketing		18,582	16,556
Travel		29,388	59,347
Meals & Entertainment		3,839	6,380
Rent		36,076	33,585
Office supplies		4,138	1,374
Bank Charges & Fees		793	604
Interest expenses		371,709	103,950
Prototype expenses		95,922	536,523
Dues & Subscriptions		117	9,668
Miscellaneous expenses		5,811	3,305
Amortization		-	3,316
Total Expenses		**1,313,948**	**1,744,540**
Income from operations (loss)		**(1,274,357)**	**(1,744,540)**
Other Income (Expenses):			
SBA- Paycheck protection program loan		41,667	-
Income from Trade shows		100,000	-
Other Income		33	1,640
Total Other Income (expenses)		141,700	1,640
Net income (loss) for the year		**(1,132,657)**	**(1,742,900)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Additional Paid-in Capital	Accumulated Profits (losses)	Total
Balance at December 31, 2018	5,555,014	556	5,500,000	550	3,292,737	(3,215,717)	78,126
Issuance of common stock	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	(256,399)	-	(256,399)
Net income (loss)	-	-	-	-	-	(1,742,900)	-
Balance at December 31, 2019	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(4,958,617)**	**(1,921,173)**
Issuance of common stock	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,132,657)	**(1,132,657)**
Balance at December 31, 2020	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(6,091,274)**	**(3,053,830)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(1,132,657)	(1,742,900)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		-	3,316
Prior period adjustment		-	3,045
Changes in:			
Escrow Account		125,000	(25,000)
Accounts Receivable		(29,927)	
Credit Cards		(11,795)	41,281
Accounts Payable		(401,842)	598,062
Net cash provided (used) by operating activities		**(1,451,221)**	**(1,122,196)**
Cash flow From Investing Activities:			
Developments & Patents		(8,204)	(52,612)
Net cash provided (used) by investing activities		**(8,204)**	**(52,612)**
Cash flow from Financing Activities			
Issuance of Convertible debt		2,002,986	1,200,000
Accrued Interest- Convertible debt		120,215	92,678
Additional Paid-in Capital		-	(256,400)
Net cash provided (used) by financing activities		**2,123,201**	**1,036,278**
Increase (decrease) in Cash		**663,776**	**(138,530)**
Cash, beginning of year		57,163	195,693
Cash, end of year	$	**720,939**	**57,163**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

JETOPTERA INC. ('the Company'), is a Delaware Corporation formed on June 1st, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers. As of the date of the report, the company had acquired 29 patents.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019 and 2020.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash

flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Convertible debt

In 2019 and 2020, the company issued a series of convertible notes for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 9% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's equity securities.

In 2019, holders of Convertible Notes with an aggregate original principal amount of $2,100,000 extended their maturity, capitalizing interest; in 2020 holders of Convertible Notes with an aggregate original principal amount of $1,550,000 extended their maturity, capitalizing interest. As of December 31, 2020, and December 31, 2019, accrued interest on these notes amounted to $244,331 and $124,116, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in March 2023. Future minimum payments due are as follows:

2020-2021 - $2,900 per month

2021-2022 - $3,050 per month

2022-2023 - $3,200 per month

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not"

that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of April 2, 2021, the SPA PPP loan of $41,667 was fully forgiven.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that the Company is authorized to issue is seventeen million (17,000,000) shares. The total number of shares of Common Stock authorized to be issued is eleven million five hundred thousand (11,500,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 5,555,014 and 5,555,014, respectively.

Series A Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 5,500,000 and 5,500,000 shares, respectively.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan

pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was 122,840 and 122,840, respectively at an exercise price per share of $1.62.

As of December 31, 2020, and December 31, 2019, the total number of Non-statutory Stock Options granted under this plan was nil and nil, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense

ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and according to Management, the Company will defend against it vigorously if filed.

Subsequent events

The Company evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

JETOPTERA INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2021

DATE ISSUED: MAY 2, 2022

JETOPTERA INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of JETOPTERA INC.,

144 Railroad Avenue, Suite 100

Edmonds, Washington 98020

I have audited the accompanying financial statements of JETOPTERA INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Members' Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JETOPTERA INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.


05/02/2022

JETOPTERA INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	706,764
Accounts receivable		-
Escrow account		22,030
Total current assets		728,794
Property, plant, and equipment:		
Computers and Equipment		5,863
Less: accumulated depreciation		(3,873)
Total Fixed Assets		1,990
Non-current assets:		
Promissory notes		100,000
Intangible assets:		
Developments & Patents		1,148,553
Less: accumulated amortization		(166,403)
Total intangible assets		982,150
Total Assets	$	**1,812,934**
Liabilities & Members' Stockholders' Equity		
Current liabilities:		
Credit Cards	$	6,931
Accounts payable		941,040
Convertible debt		4,138,868
Accrued interest- Convertible debt		185,101
Total current liabilities		**5,271,940**
Non-current Liabilities:		
Convertible debt, net of current portion		893,174
Total non-current liabilities		**893,174**
Total Liabilities		**6,165,114**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Stockholders' Equity:	
Common stock, authorized 13,015,000 shares, $0.0001 par, 5,708,138 shares issued and outstanding as of December 31, 2021	571
Preferred stock, authorized 5,500,000 shares, $0.0001 par, 5,500,000 shares issued and outstanding as of December 31, 2021	550
Additional Paid-in Capital	4,509,036
Additional Paid-in Capital- Stock based compensation expense	124,374
Warrants outstanding	249,939
Accumulated Profits (losses)	(6,166,017)
Net income (loss)	(3,070,633)
Total Stockholders' Equity	**(4,352,180)**
Total Liabilities & Stockholders' Equity	**1,812,934**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Sales revenue	$	76,876
Income from reimbursements		335,116
Total revenues		**411,992**
Expenses:		
Salaries & Payroll taxes		528,234
Warrants		249,939
Stock based compensation expense		49,749
Taxes		2,494
IT software & consumables		21,129
Insurance		88,222
Legal & Professional Services		1,109,009
Advertising & Marketing		102,321
Travel		25,400
Meals & Entertainment		2,139
Rent		34,800
Interest expenses		396,627
Prototype expenses		607,001
Purchases		95,135
Miscellaneous expenses		7,409
Amortization		163,087
Total Expenses		3,482,695
Income from operations (loss)		**(3,070,703)**
Other Income (Expenses):		
Other Income		70
Total Other Income (expenses)		70
Net income (loss) for the year		**(3,070,633)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CHANGES IN MEMBERS' STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock, (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (less offering costs)	Retained earnings (accumulated deficit)	Additional paid-in Capital- stock options	Warrants outstanding	**Total**
Beginning Balance, December 31, 2020	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(6,166,017)**	**74,625**	**-**	**(3,053,948)**
Issuance of Common stock	153,124	15			1,472,698			-	**1,472,713**
Issuance of Preferred stock	-	-	-	-	-	-	-	-	**-**
Net income (loss)	-	-	-	-	-	(3,070,633)	-	-	**(3,070,633)**
Stock based compensation	-	-	-	-	-	-	49,749		**49,749**
Warrants	-	-	-	-	-	-	-	249,939	**249,939**
Ending Balance, December 31, 2021	**5,708,138**	**571**	**5,500,000**	**550**	**4,509,036**	**(9,236,650)**	**124,374**	**249,939**	**(4,352,180)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net loss	$	(3,070,633)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Amortization		163,087
Stock based compensation expense		49,749
Warrants		249,939
Changes in:		
Escrow Account		54,922
Accounts Receivable		29,927
Credit Cards		(29,891)
Accounts Payable		650,716
Net cash provided (used) by operating activities		**(1,902,184)**
Cash flow From Investing Activities:		
Developments & Patents		(1,164)
Purchases, computers and equipment		(1,990)
Net cash provided (used) by investing activities		**(3,154)**
Cash flow from Financing Activities		
Proceeds from issuance of common stock		1,472,713
Convertible promissory notes		418,450
Net cash provided (used) by financing activities		**1,891,163**
Increase (decrease) in Cash		**(14,175)**
Cash, beginning of year		720,939
Cash, end of year	$	**706,764**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

JETOPTERA INC. ('the Company'), is a corporation formed pursuant to the Delaware General Corporation law on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

The Company has a total of 172 issued utility patents and pending utility patent applications, worldwide, and an additional 17 issued design patents.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $9,236,650 as of December 31, 2021). Additionally, the Company had a stockholders' deficit balance of $4,352,180.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition.

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

Property, plant, and equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method. PPE consisted of computers & equipment that is depreciated based on their respective useful lives which range between three (3) to five (5) years. The book value of PPE totaled $1,990 as of December 31, 2021.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the

estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

The book value of intangible assets totaled $982,150 as of December 31, 2021

No impairment charges were made as of December 31, 2021.

Convertible debt

Between 2018 and 2020, the company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

The outstanding principal amount of these notes including capitalized interest was $4,734,584 as of December 31, 2021, and interest payable on these notes was $185,101. The Company extended the maturity date of these notes to occur between July 2022 and January 2023.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co-founder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to

the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920.

Convertible debt includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as a qualified equity financing.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

In 2021, the Company issued $95,920 in convertible promissory notes to Ms. Simina Farcasiu, the Company's Co-founder and Chief Financial Officer (See Note 'Convertible debt'). Moreover, Ms. Farcasiu purchased 11,788 (for a consideration of $120,002) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity').

As of December 31, 2021, Ms. Farcasiu owned 1,114,926 shares of the Company's common stock (representing 20.0% of the total common stock issued and outstanding).

Furthermore, Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity'). Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2021, the aggregate principal amount and interest outstanding on these notes was $3,368,519 and $135,386, respectively.

As of December 31, 2021, Mr. Dancanet owned 372,517 shares of the Company's common stock (representing 7.0% of the total common stock issued and outstanding) and 5,500,000 of the Company's preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2021, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 35.0% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a partly related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2021.

Furthermore, the Company issued convertible promissory notes for an aggregate amount of $65,309 to Mr. Richard Black, the Company's attorney,

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Leases

The Company extended an operating lease existing from 2020 to mature on January 31, 2025. The extended lease commencement date is February 1, 2022, and the future minimum payments pursuant to the lease are as follows:

- Months One to Twelve - $13,000
- Months Thirteen to Twenty-four- $13,390

- Months Twenty-five to Thirty-six- $13,792

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Stockholders' Equity

Under the articles of incorporation (as amended on September 22, 2021), the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that

the Company is authorized to issue is eighteen million five hundred fifteen thousand (18,515,000) shares. The total number of shares of Common Stock authorized to be issued is thirteen million fifteen thousand (13,015,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 5,708,138.

Series A Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Stock offering

During 2021, the Company conducted an offering under Section 4(a)(6) of the Securities Act of 1933, as amended and Regulation Crowdfunding promulgated thereunder. As per the common stock subscription agreement, the Company made the offering to both accredited and non-accredited investors to purchase up to 491,159 of the Company's common stock at a purchase price of $10.18 per share. Additionally, the agreement provided for the issuance of stock warrants to 'early bird' subscribers who purchase the Company's common stock on or before the Company raises $100,000 in the offering. The warrants entitle the subscribers to purchase within three (3) years of the closing of the offering, that number of shares of common stock equal to two times (2x) the undersigned's total investment within the Initial $100,000 at an exercise price per share equal to the Purchase Price.

As part of the offering described above, the Company issued 153,124 in Common stock to both accredited and non-accredited investors. Gross proceeds from the issuance totaled $1,558,802 and net proceeds totaled $1,472,713 ($86,089 were used to settle offering costs). Moreover, the Company issued 24,552 in stock warrants.

Stockholders' Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date

of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2021, the total number of Incentive Stock Options granted under this plan was 122,840 at an exercise price per share of $1.62. The number of vested options as of December 31, 2021, was 76,774. The Company recognized stock-based compensation expense in the amount of $49,749 for 2021 and $74,625 for 2020.

As of December 31, 2021, the total number of Non-statutory Stock Options granted under this plan was nil.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of

expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.

Subsequent events

In January 2022, the Company granted 15,577 in incentive stock options with an exercise price per share of $10.18.

In March 2022, the Company settled debt owed to a legal firm for an amount of $400,000. The Company used proceeds raised from an equity offering to settle this debt. (see 'Stock Offering' under Note 'Stockholders' Equity').

The Company evaluated subsequent events through May 2, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Other matters

Prior to 2021, the Company was not provided with account reconciliations from a certain legal firm and hence, no differentiation was made between amounts held in escrow and amounts incurred as legal fees. However, in 2021, the Company received such reconciliations and the financial statements have been adjusted to reflect an escrow balance of $76,952 as of December 31, 2020, which was then recognized as an expense in 2021. Moreover, the Company recognized a stock-based compensation expense in the amount of $74,625 for the year ending December 31, 2021.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Jetoptera

Revolutionizing Aerial Mobility



The above image features a computer generated concept model. Product is still currently under development.

Website · Edmonds, WA · ENGINEERING

Jetoptera has developed a transformative propulsion technology that uses Fluidic Propulsion and Lift Enhancement to create vertical and short takeoff and landing (V/STOL) aircraft of unmatched speed, range, payload, and efficiency. We are currently in R&D, funded in part by the Department of Defense, and are on track to have a human-sized aircraft prototype flying by the end of 2024 and hopefully full FAA certification by 2026.

$161,751 raised

$1,247,446 previously crowdfunded

107 Investors	$135M Valuation
$10.78 Price per Share	$495.88 Min. Investment
Common Shares Offered	Equity Offering Type
$3M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- Jetoptera has 53 issued patents, and over 120 patents pending, which cover various aspects of our propulsion technology.
- Winner of AFWERX's High-Speed VTOL Concept Challenge, conducted for the Air Force as well as the U.S. Special Operations Command. We have also won six other military contracts and have a Cooperative Research and Development Agreement with the U.S. Navy.
- Collaborations with GE Aviation, Honeywell, Pratt & Whitney, and Northrop Grumman.

Propelling Air Mobility into a New Era

Jetoptera has invented a novel jet propulsion system that we believe will transform the world of aerial mobility.



The above image features a computer generated concept model. Product is still currently under development.

Our revolutionary technology enables vertical and short takeoff and landing (V/STOL), unprecedentedly quiet operation, high speeds, sizable payloads and range, and maneuverability and safety in operation. Capable of both manned and unmanned operation, our vehicles will be able to land, take off, and hover in environments that helicopters cannot due to dangers posed by their rotors or propellers, speed and range limitations, and excess noise.

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Rewards

Get rewarded for investing more into Jetoptera:

$495+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.


Jetoptera's **Fluidic Propulsion Systems** enable vertical & short takeoff & landing, **quieter operations, high speeds, and enhanced maneuverability.**

**The above image features a computer generated concept model. Product is still currently under development.*

With our patented propulsion technology, Jetoptera is addressing the multi-billion emerging market of aerial logistics and transportation. We are positioned to serve both military and civilian markets by selling products as well as licensing technology, enabling both urban and regional mobility.

As development continues, we're pushing ever forward towards a future where Jetoptera is powering the next generation of aircraft.

THE PROBLEM

The Future of Air Mobility Requires a New Propulsion System

Current aerial vehicles, such as helicopters, suffer several major issues, primarily due to their reliance on rotors. They are incredibly loud, meaning that they are subject to various noise regulations (no flights at night, restricted hours during the day, etc.), in addition to causing a disturbance to both people and wildlife.


Current aerial vehicles tend to be **unsafe, highly complex, and require a hefty operational footprint**

Additionally, they tend to be unsafe, highly complex, and require a hefty operational footprint, including the need for large take-off and landing zones due to rotor strike dangers. Existing vehicles are limited in speed and compactness, making them increasingly ill-suited to the growing demands of both civilian and military use cases.

THE SOLUTION

Faster, Quieter, More Compact Aerial Transport with Fluidic Propulsion

Jetoptera is pioneering a new approach to air mobility with our Fluidic Propulsion Systems™ (FPS™), which function by directing air through a proprietary thruster design that would be integrated with various forms of aircraft. This enables aircraft to fly at higher speeds and presents significant opportunity to improve the current standard of logistics, deliveries, healthcare transport, search and rescue missions, and more.



**The above image features a computer generated concept model. Product is still currently under development.*

Our vehicles are rotorless and quiet, meaning that they can both operate around the clock and land in tight spots where large rotorcraft cannot, accessing airport and non-airport locations alike. Aeroacoustics data prove that our aircraft produce sounds 20-35 dBA lower than the quietest propeller ever devised, and 40-50 dBA lower than the quietest helicopter. Any aircraft with a Jetoptera's propulsion systems will not be heard 200 feet above a city like LA or NYC, nor over a quiet rural neighborhood.


Jetoptera is pioneering a new approach to air mobility with our Fluidic Propulsion Systems™
20-35 dBA
Lower than the quietest propeller
40-50 dBA
Lower than the quietest helicopter
JETOPTERA

**The above image features a computer generated concept model. Product is still currently under development.*

Our fluidic propulsion system has been awarded 53 patents, with approximately 120 additional patents pending, and has been successfully demonstrated in flight. The propulsion system saves up to 30% in weight compared to turbofans or turboprops, while also significantly reducing complexity. Our vehicles are supported by proprietary internal geometry and distributed propulsion. Unlike with propellers, unidirectional efflux is efficient; a combination of thrust and lift enables VTOL & STOL aircraft and only requires slight (15º) wing tilt.

The J-4000 Air Taxi, which is planned to sell for $4M, will be capable of carrying up to 1,000lb (3 passengers plus luggage), flying up to 200mph with a range of 500 miles, and is currently being designed to provide a safer and more compact aerial vehicle than any competitor. Jetoptera operating costs are a fraction of helicopter transport, and Jetoptera V/STOL aircraft can cover 50–500 miles routes at a lower cost than luxury car ride-hailing services, making them an attractive option for transport within and between major metropolitan centers.

THE MARKET

Aerial Logistics and Transportation are Multi-Billion-Dollar Emerging Markets

Jetoptera is targeting three main markets: military, civilian cargo, and manned flight, which includes urban and regional air mobility. In our opinion, our enabling technology will accelerate development of the urban air mobility market, which includes intra-city and air taxis, as well as the regional air mobility market.

We hope to acquire a significant market share of annual global light and medium helicopter civilian sales, currently running at $5B, which we believe will grow as our technology expands the use cases for V/STOL. We estimate our military manned flight addressable market at $11B, with the near-term addressable unmanned civilian and military markets estimated at $12B. Jetoptera believes the civilian UAV sector should grow exponentially as a result of our enabling technology.*

**Market information above provided by Teal Group Corporation*

Our long-term strategy involves **three revenue streams** from aviation

1.) Licensing technology for military applications including HSVTOL

2.) Making and selling FPS to enable civilian aircraft for flying cars, air taxis, regional air commuting, and commercial drone applications

3.) Licensing FPS for adjacent applications including ground, surface, and underwater maritime.

Companies are already actively expanding their reach to serve people in more dispersed, less resourced locations. We believe emerging markets exist for the delivery of food, medicine, and other supplies to customers in addition to point-to-point travel. The drone market poses valuable opportunities across agriculture, oil, logging, search and rescue, and more. In the civilian space, we see an important opportunity in regional air mobility—transport from smaller towns to larger hubs, independent of the presence of airports, which would displace current ridesharing services, which are less efficient and more costly for these distances.

We believe Jetoptera vehicles set themselves entirely apart from existing legacy approaches, which are all rotor-based technologies. Helicopters, tiltrotors, harriers, and eVTOLs all are either too loud, too complex, too slow, too expensive, or all of the above. Our technology enables us to much better serve the emerging markets, and to do so in a safer, quieter, more cost effective way.

Our energy-agnostic approach means that we don’t need to wait for the aerospace propulsion battery to be invented, and can offer SAF-powered solutions that lower the emissions of CO_2 compared to road transport, while in the future adopting green fuels such as biodiesels or hydrogen.

OUR TRACTION

Contracts, Collaborations, and Successful Flight Tests

Jetoptera has gained incredible buy-in and momentum over the last few years. We've won seven military contracts, including for the U.S. Army Aerial Delivery Directorate and USAF STTR Agility Prime VTOL, and have a Cooperative Research and Development Agreement with the U.S. Navy. We were awarded the 2022 HSVTOL Contract from AFWERX and were finalists in the AUVSI Xponential Startup Showdown and Starburst Accelerator.



**The above is a prototype of a future product. Product is still currently under development not yet available on the market.*

We've raised $9.6M to date, including two successful crowdfunding campaigns. We've collaborated with the likes of GE Aviation, Honeywell, Pratt & Whitney, and Northrop Grumman to manufacture aircraft and engines, with the large OEMs and traditional players likewise interested in our technology.


Won seven military contracts
Awarded the 2022 HSVTOL Contract from AFWERX
JETOPTERA 2000
We've demonstrated Fluidic Propulsion in static, wind tunnel, and flight tests
Raised $9.6M to date
Finalists in the AUVSI Xponential Startup Showdown and Starburst Accelerator

**The above image features a computer generated concept model. Product is still currently under development.*

Most important of all, we've demonstrated Fluidic Propulsion in static, wind tunnel, and flight tests. Many prototypes have been tested in free flight, ranging from gliders to turbojets to fluidic propulsion. The airframe shows remarkable stability and maneuverability—proving our technology is well on its way.

With our next round of investment, we intend to scale up our offerings by continuing to validate our technology and accumulate the required hours in flight to acquire FAA certification of our civilian manned flight solution by 2026. We'll continue to perfect our technology through our time with Jetoptera's military partners, such as the Department of Defense, while also furthering civilian applications.

WHY INVEST

Jetoptera is Creating a Better Class of Aerial Vehicles

Jetoptera is reimagining the future of aerial mobility. Our vehicles will transform the transport and logistics landscape in both the military and civilian realm, replacing and improving upon existing ground and air transport options.

Our goal within the next three years is to deploy and sell FPS-enabled military unmanned aircraft and to build a prototype of manned-flight FPS-enabled craft. Within five years, we aim to be certified for manned flight FPS-enabled V/STOL and high-speed V/STOL for civilian and military applications, and to begin selling civilian aircraft across a range of applications.

We're incredibly excited about the progress we've made thus far and the enormous potential that lies ahead. We hope you'll join us in propelling air mobility into a new era by investing today in Jetoptera.


Jetoptera is reimagining the future of aerial mobility.
Pushing ever forward towards a future where Jetoptera is powering the next generation of aircraft.

**The above image features a computer generated concept model. Product is still currently under development.*

Meet Our Team



Andrei Evulet
President, CEO, CTO, Director, Co-Founder
Aerospace engineer, 15-year GE career in R&D and Technology, Technology Integration Manager for the record-shattering GE9X, the largest ever turbofan, main inventor with over 50 patents, PhD in Aerospace Engineering.



Denis Dancanet
Director & Co-Founder
Hedge fund manager in leading quantitative hedge funds, Managing Director at Morgan Stanley, PhD in Computer Science, private pilot.



Todd Newton
VP Business Development
Extensive 27-year experience in Aerospace Business Development, 26 years in USMC (Infantry) Pvt-LtCol; Manned & Unmanned Aircraft Systems, Sensors & Controls.



Simina Farcasiu
CFO, Secretary, Treasurer
Entrepreneur in finance, software and energy, Chief Investment Officer, Belstar Management Company; CEO and Founder Lower48 Analytics, SAAS platform for upstream oil and gas investment management.

Offering Summary

Company	Jetoptera, Inc.
Corporate Address	144 Railroad Avenue Suite 302, Edmonds, WA 98020
Offering Minimum	$9,993.06
Offering Maximum	$2,999,987.76
Minimum Investment Amount (per investor)	$495.88

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	927
Maximum Number of Shares Offered	278,292
Price per Share	$10.78
Pre-Money Valuation	$135,000,074.44

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Audience Based Bonus

Prior WeFunder investors will receive a 6% bonus in shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Jetoptera, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.78 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $1078. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 6% for prior WeFunder Investors, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

20 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Jetoptera offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Jetoptera in the news! Check out this FutureFlight article

about 1 month ago

"Jetoptera, a Washington state-based company developing innovative new VTOL and STOL aircraft concepts using bladeless fan technology, says it is on track to deliver a new prototype to the U.S. Air Force (USAF)."

Read more here:

https://www.futureflight.aero/news-article/2022-08-22/us-air-forces-hsvtol-challenge-propels-jetoptera-fluidic-propulsion

Check out Jetoptera's 2Q2022 Update!

about 1 month ago

August 16, 2022

Edmonds, WA

Jetoptera had a very busy second quarter in 2022! We were awarded one new DoD subcontract and we successfully completed the Phase 1 HSVTOL program with an exciting, unique proposal for a highly performing aircraft to AFWERX/Collaboration AI/USSOCOM for demonstration by 2025.

Our Fluidic Propulsive SystemTM is a key enabler for the High-Speed VTOL concept USSOCOM desires. We teamed with Northrop Grumman Corporation and Pratt & Whitney to determine the feasibility of the aircraft and refine the concept. In Phase 1 the team's preliminary analysis showed the aircraft we have conceptualized will exceed the maximum speed of the fastest rotary wing aircraft by around 200 knots. The Phase 1 contract with the US Air Force concluded in June and our team proposed Phases 2 and 3 to deliver a prototype by 2025.

We also progressed our project with Freedom Flight Works in support of the US Army powered parafoil program (Long Range Joint Precision Airdrop System) with tests of a first FPS™ thruster prototype made of thermoplastic via additive manufacturing and procurement of the first ever recuperated gas turbine that will power the air compressor feeding the FPS™.

We continued to grow our impressive Intellectual Property portfolio with international patent awards. Highlights of our second quarter are listed below:

- The US Army Aerial Delivery Directorate awarded a contract to Freedom Flight Works (FFW) under which Jetoptera will provide a propulsion solution to their unique parafoil system. The team has now procured the first recuperated gas turbine dedicated to this project (see picture), from the French company Turbotech. The preparation for integrating the recuperated gas turbine turboshaft driving the air compressor that feeds the FPSTM continues with component manufacturing via additive manufacturing; we expect the first stationary demonstration to occur later this year. A second program we have with FFW was notified of award – details coming up in the next update.
- We made progress on the new STTR Phase II contract of $750,000 from the USAF (AFWERX). The Small Business Technology Transfer Award is in partnership with the University of Washington for a wind tunnel test of our new Hedwig concept. The notional concept encompasses many of the findings obtained under other DoD contracts.
- We have achieved new technical readiness milestones under the Direct to Phase II SBIR program awarded by the US Air Force (AFWERX - $750,000). We have demonstrated lift augmentation using FPSTM and the Upper Surface Blown wing combination in the wing tunnel to unprecedented levels of lift coefficients exceeding 8.0, roughly eight times more lift that what the wing alone produces at the same speed and angle of attack. Moreover, this coefficient is about 30% better than other STOL concepts of our competitors that use propellers distributed along the wingspan. The data obtained have now been used to develop further VTOL and HSVTOL concepts and gave us sufficient basis for proposing adjacencies such as Wing in Ground Effect maritime vehicles. Stay tuned.
- We were recently awarded our 66th utility patent. More than 100 are pending.
- We have successfully submitted the final report of the HSVTOL Phase 1 solution we are offering under the AFWERX HSVTOL Challenge and included the proposal for Phases 2 and 3. Together with Northrop Grumman and their division, Scaled Composites, as well as with Pratt & Whitney, the world leader turbine engine company, we have created a notional concept enabled by the FPS™ to outperform the fastest rotary wing VTOL aircraft by 200 knots. Phase 2 of this activity will culminate by 2025 with the largest size HSVTOL demonstrator we have ever worked on and with unique capabilities desired by SOCOM.
- We continue to dialog with the military, defense aerospace companies, and VCs.
- We have started a new crowdfunding effort on startengine.com.

- We are on track with our plans to continually improve our technical readiness levels, to chart out our tech road maps to the future of vertical flight, U.S. DoD missions, and General Aviation both unmanned and manned. Our business is positioned for success in several verticals that continue to accelerate, as we are focused on scaling up our technology and driving innovation.

Thank you for your continued support and check out these new pictures!

Best,

Andrei T. Evulet



The recuperated gas turbine turboshaft that was procured by Jetoptera for the US Army Aerial Delivery Directorate Program



A picture of the FPS Blown Wing Flap System Built and Tested for the Direct to Phase II SBIR Program



Image of our second Japanese Utility Patent that covers a Variable Geometry FPS thruster system

Jetoptera demonstrates Blown Wing technology for VTOL and High-Speed VTOL!

about 2 months ago

Edmonds, July 2022

Jetoptera has successfully completed a wind tunnel test task that further documents the unique advantages of integrating the Fluidic Propulsive System™ (FPS™) into the architecture of a wing. We tested a configuration that shows lift coefficients exceeding 8.0, at least 8 times more lift generation compared to the original wing. This patented approach shows that the integration of Jetoptera's propulsion system with the wing in an Upper Surface Blown (USB) architecture can be more efficient than legacy systems in producing thrust and lift together. This has applications in VTOL, High-Speed VTOL, STOL, Wing in Ground Effect and other areas of civilian and military aviation.

We conducted the tests at the University of Washington's Kirsten Wind Tunnel under a Phase II SBIR contract with the US Air Force.

The final task of the contract is to use the data collected so far to design a vehicle that deploys Jetoptera's proprietary geometry, no-moving-parts FPS™ thrusters, in conjunction with an USB lift-augmenting wing, for a high-speed unmanned aircraft capable of Mach 0.6. Jetoptera has also demonstrated that FPS™ eliminates acoustic tones associated with rotors and propellers. Data demonstrate that our FPS™+USB approach will produce twice the lift augmentation of other wing blown systems such as those using distributed propellers, will be far quieter, and will enable speeds exceeding by at least 200 knots the top speed of rotary wing aircraft.

We are currently developing a wind tunnel model of the high-speed aircraft under a separate contract. Stay tuned!


UNIVERSITY
OF
WASHINGTON

Pilots like Jetoptera!

3 months ago

Check out two pilots chatting about Jetoptera! They understand our technology solution!

https://youtu.be/z6lp7f2ZT3s?t=440

Jetoptera Updates Investors on First Quarter Developments!

3 months ago

Jetoptera had a strong start in 2022! We were awarded two new DoD contracts and we are in discussions with a potential customer who wants the J-4000 for a commercial application.

We presented our Fluidic Propulsive System™ as a key enabler for a High-Speed VTOL concept desired by the AFWERX. We were awarded Phase I funding for a Market Study and teamed up with Northrop Grumman and Pratt & Whitney. We made great progress refining the concept that will enable speeds unmatched by rotary wing aircraft. The Phase I contract with the US Air Force will conclude in June and our team will propose Phases II and III to deliver a prototype by 2025. We also progressed our project for the US Army powered parafoil program. In addition, we continued to grow our impressive Intellectual Property portfolio. A few highlights of our first quarter are listed below:

- The US Army Aerial Delivery Directorate awarded a contract to Freedom Flight Works (FFW) under which Jetoptera will provide a propulsion solution to their unique parafoil system. FFW can use re-launchable parafoil systems for accurate relief supply, delivery of goods, ship to shore, etc. powered by our FPS™ technology. Phase II activities will deploy a recuperated gas turbine turboshaft that will drive the air compressor feeding the FPS™; the thermal recuperation uses 30% less fuel than a non-recuperated gas turbine of similar power; we expect the first stationary demonstration to occur later this year.
- We were awarded a new STTR Phase II contract of $750,000 from the USAF (AFWERX) for technical advancement of the FPS™. The Small Business Technology Transfer Award is in partnership with the University of Washington for a new wind tunnel test of our Hedwig concept.
- We have achieved new technical milestones under the Direct to Phase II SBIR program awarded by the US Air Force (AFWERX - $750,000). We've demonstrated lift augmentation using FPS™ and the Upper Surface Blown wing combination, both with CFD and in static tests. The STTR has enabled us to collect a very large quantity of experimental data in support of our technologies. The know-how obtained will be used to develop further VTOL and HSVTOL systems as the program will conclude with conceptual work based on the findings.
- We were awarded our 53rd utility patent in a portfolio that encompasses the significant innovation of using our unique propulsion system in conjunction with the airframe to augment lift. A further seven utility patents have been allowed and more than 100 are pending and new ideas emerge from the wealth of data we are collecting under these programs.
- We have been making exceptional progress in refining the HSVTOL solution we are offering under the AFWERX HSVTOL Challenge. We are proud to be one of only 11 companies selected and awarded from the original 280 that submitted their solutions. We are teaming with Northrop Grumman and their division, Scaled Composites, as well as with Pratt & Whitney, the world leader turbine engine company. This activity will culminate by 2025 with the largest size HSVTOL demonstrator we have ever worked on and with unique capabilities.
- We continue to have discussions with several commercial OEMs that are interested in the characteristics of our Unmanned Aircraft Vehicles for commercial logistics (parts and parcels) and manned Aerial Vehicles of larger size (J-4000) for a unique application. We will share details as these discussions progress.
- We are continuing discussions with the military, defense aerospace companies, and VCs.

We remain on track with our plans to grow our business in the future of vertical flight, U.S. DoD contracts, and General Aviation both unmanned and manned areas. Our business is positioned for success in several verticals that continue to accelerate, as we are focused on scaling up our technology and driving innovation.

Thank you for your continued support and check out these pictures from the UW Wind Tunnel!

Best,







Andrei T. Evulet

CEO and CTO

Thank you to our first investors!

3 months ago

We are excited to be live with our offering. Look for an update of our 1Q22 progress in the next couple of days!

END OF UPDATES

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Giovanni M. 1 INVESTMENT 3 months ago Pinned by Company

Hi,
great idea and amazing job. I was wondering if you have any market analysis for your application (as VTOL vehicle and as other applications of your technology).
Thank you in advance.
Giovanni

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Patrick H. 17 INVESTMENTS 4 months ago Pinned by Company

This looks like a solid concept when do you expect the first prototype that can be test flown? What's the payload plan?

0 View 1 reply

Nicholas K. 14 days ago

In the demo videos there are noisy electric fans. Are they doing vertical lift, or balancing? When will you have a demo using only FPS? Thanks.

0 View 1 reply

Adonis Y. 2 INVESTMENTS 22 days ago

How exactly do you get a return on this? I'm used to investing on Webull, but this caught my eye. Would I get a monthly check or a shirt in the mail?

0 View 1 reply

Richard K. 9 INVESTMENTS a month ago

Fluidic propulsion. Please excuse my ignorance, but are you talking something akin to a Caterpillar Drive for the air? Given that air is a fluid. Thanks

0 View 1 reply

Shadi W. 6 INVESTMENTS 3 months ago

I'm still preplexed by the huge valuation when we take into account company making zero sales stil in R&D phase, huge debt load and fighting your patents! Wouldn't be easier (quoting Mr Wonderful) to license your biz to Uber, lyft, Tesla or the likes? And how much can you sustain current business with funds on hand if you didn't raise additional capital?
Thank you

0 View 1 reply

Brian O. 3 months ago

What happened to our Wefunder investment? Did that bestow any shares? Thanks.

0 View 1 reply

Marcel d. 3 months ago

Dear Jetoptera, great technology and momentum!
This crowdfunding round is relatively close to the Wefunder round which closed March '22. Could you please elaborate a bit on the need for (more) cash now (again)? Thank you.

0 View 1 reply

Gary H. SE OWNER 72 INVESTMENTS 4 months ago
I'm glad to see this raise on StartEngine. Please email all of your previous investors to let them know too. I find Jetoptera to be one of the most exciting startups available to invest in. I believe that Jetoptera will execute it's objectives.
0 View 1 reply

Gary H. SE OWNER 72 INVESTMENTS 4 months ago
I'm glad to see this raise on StartEngine. Please email all of your previous investors to let them know too. I find Jetoptera to be one of the most exciting startups available to invest in. I believe that Jetoptera will execute it's objectives.
0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Andrei: For more than eight decades, Vertical Take Off and Landing for aircraft has depended on loud rotors, propellers, fans or jets.

Jetoptera has invented a new method of propulsion called Fluidic Propulsive System. It is one of the quietest methods of propulsion in the skies.

A bladeless propulsor that enables VTOL, allows a smooth transition to and from forward flight, is energy agnostic, and will be safer than any other VTOL aircraft.

Denis: The dream of a flying car has been something that has been there for decades.

Andrei: We believe we have created something that can make that future possible.

Andrei: We developed a unique propulsion system that relies on turbocompressors and fluidics; we eliminate moving parts and we enable an aircraft to perform vertical take off and landing without the use of large rotors.

Denis: I guess the simplest explanation is a bladeless fan on steroids; we figured out how to make it actually produce a lot of thrust and keep producing thrust as you go forward through the air- that's part of our innovation. Another part is how to integrate such a propulsion system with the airframe so they work together and you end up with something that is very compact and very fast.

Andrei: We anticipate that our cargo and passengers will be protected from the noise, vibration, and exposed blades.

FPS will not sound like a machine: it will sound more like wind. We have flown with the system, it's not just an academic exercise. We have also been awarded over fifty patents and we believe we have the protection required for commercializing our technology.

Todd: For the past two years, Jetoptera has collected incredible amount of data in research and development as we've been funded by the Department of Defense and other large OEMs.

Denis: I've always been into Aviation since I was a child, we dream of a future where aerial mobility is commonplace.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "JETOPTERA, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2015, AT 4:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5739562 8100

150854720

AUTHENTICATION: 2425217

DATE: 06-01-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/01/2015
FILED 04:44 PM 06/01/2015
SRV 150854720 - 5739562 FILE

CERTIFICATE OF INCORPORATION
OF
JETOPTERA, INC.

ARTICLE I

The name of this corporation is Jetoptera, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware, 19904, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 15,500,000 shares, each with a par value of $0.0001 per share, of which 10,000,000 shares shall be Common Stock and 5,500,000 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation (the "Certificate") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of 5,500,000 shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** Subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common

Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

2. **Liquidation.**

(a) **Preference**. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock that may from time to time come into existence, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $0.236 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above and any other distribution that may be required with respect to series of Preferred Stock that may from time to time come into existence, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(c) **Certain Acquisitions.**

(i) **Deemed Liquidation**. For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction or any actual liquidation, dissolution, or winding up of the Corporation, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a consolidation with a wholly-owned subsidiary of the Corporation,

(ii) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (iii) an equity financing in which the Corporation is the surviving corporation, or (iv) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(c)(i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

(ii) **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2) If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii) **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series A Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner

than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Certificate, all notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Series A Preferred Stock that are entitled to such notice rights.

(iv) **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series A Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3. **Redemption.** The Preferred Stock is not redeemable.

4. **Conversion.** The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert.** Subject to Section 4(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.236 by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $0.236. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b) **Automatic Conversion.** Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $1.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $25,000,000 (net of underwriting discounts and commissions) or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A Preferred Stock.

(c) **Mechanics of Conversion.** Before any holder of Series A Preferred Stock shall be entitled to convert such Series A Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or

nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock below Purchase Price.** If the Corporation should issue, at any time after the date upon which any shares of Series A Preferred Stock were first issued (the "Purchase Date" with respect to such series), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price is adjusted pursuant to this Section (4)(d)(i), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below.

(B) **Definition of "Additional Stock".** For purposes of this Section 4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by the Corporation after the Purchase Date) other than the Exempted Securities. The "Exempted Securities" shall include:

(1) Common Stock issued pursuant to stock dividends, stock splits or similar transactions, as described in Section 4(d)(ii) hereof;

(2) Shares of Common Stock issued or issuable to employees, consultants or directors of the Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of the Corporation (including options granted prior to the Purchase Date);

(3) Capital stock, or options or warrants to purchase capital stock, issued to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, the terms of which are approved by the Board of Directors of the Corporation;

(4) Shares of Common Stock or Preferred Stock issuable upon conversion or exercise of convertible or exercisable securities outstanding as of the date of this Certificate including, without limitation, warrants, notes or options;

(5) Capital stock, or warrants or options to purchase capital stock, issued in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board of Directors of the Corporation;

(6) Any shares of Series A Preferred Stock, including any warrants to purchase shares of Series A Preferred Stock issued in connection with the issuance of the Series A Preferred Stock, and the shares of Series A Preferred Stock issuable upon exercise thereof, and any shares of Common Stock issued or issuable upon conversion of any Series A Preferred Stock,

(7) Shares of Common Stock issued or issuable in a public offering prior to or in connection with which all outstanding shares of Series A Preferred Stock will be converted to Common Stock;

(8) Capital stock or options or warrants to purchase capital stock, issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Corporation's products or services or (C) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors; and

(9) Capital stock or options or warrants to purchase capital stock, issued or issuable with the affirmative vote of at least a majority of the then outstanding shares of Preferred Stock, voting together as a class.

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Series A Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance (whether before, on or after the applicable Purchase Date) of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Section 4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Series A Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 4(d)(i)(E)(1) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(2) or 4(d)(i)(E)(3).

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Section (4)(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(2) and 4(d)(i)(E)(3), no adjustment of the Conversion Price pursuant to this Section 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) **Stock Splits and Dividends.** In the event the Corporation should at any time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(iii) **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive

upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Impairment.** The Corporation will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(h) **No Fractional Shares and Certificate as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series A Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series A Preferred Stock.

(i) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a

notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(k) **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights.** Except as expressly provided by this Certificate or as provided by law, the holders of Series A Preferred Stock shall have the same voting rights as the holders of Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Protective Provisions.** Subject to the rights of series of Preferred Stock which may from time to time come into existence, so long as at least 1,000,000 shares of Preferred Stock are outstanding (as adjusted for stock splits, stock dividends, reclassification and the like), the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a class:

(a) effect any liquidation, dissolution, or winding up of the Corporation or Liquidation Transaction;

(b) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to materially and adversely affect the shares of such series;

(c) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock;

(d) redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

(e) amend the Bylaws or the Certificate of the Corporation in a manner which would materially and adversely affect the shares of Series A Preferred Stock;

(f) enter into any agreement that provides any member of the Company's executive management team with any employee, independent contractor, consultant, or similar compensation or other benefits;

(g) authorize or issue any debt or equity securities, except for debt issued for the Company's short-term working capital needs in an aggregate amount not to exceed $10,000;

(h) effect any registration of the Company's securities under the Securities Act or grant registration rights of such securities unless the shares of Series A Preferred Stock are afforded the same registration rights;

(i) reclassify, reorganize, or recapitalize any of the outstanding equity securities of the Company;

(j) mortgage, pledge, or otherwise encumber any assets of the Company; or

(k) adopt or amend any stock option, stock grant, or warrant plan of the Company.

7. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(C) **Common Stock.**

1. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3. **Redemption.** The Common Stock is not redeemable.

4. **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

* * *

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Simina Farcasiu
250 Scudders Lane
Roslyn Harbor, NY 11576

Executed on June 1, 2015.

Simina Farcasiu, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:40 PM 05/30/2017
FILED 03:40 PM 05/30/2017
SR 20174277571 - File Number 5739562

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
JETOPTERA, INC.

Jetoptera, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Jetoptera, Inc. be amended by changing paragraph (A) of Article IV, so that, as amended, said Article shall be and read, in part, as follows:

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 17,000,000 shares, each with a par value of $0.0001 per share, of which 11,500,000 shares shall be Common Stock and 5,500,000 shares shall be Preferred Stock.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[Signature on following page.]

IN WITNESS WHEREOF, the undersigned officer of said corporation has caused this certificate to be signed, this 30th day of May 2017.

JETOPTERA, INC.

By:__________________________________

Simina Farcasiu, Secretary

51611445.1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "JETOPTERA, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF SEPTEMBER, A.D. 2017, AT 6:28 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5739562 8100
SR# 20176044940

Authentication: 203182729
Date: 09-07-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:28 PM 09/06/2017
FILED 06:28 PM 09/06/2017
SR 20176044940 - File Number 5739562

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
JETOPTERA, INC.

Jetoptera, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Jetoptera, Inc. be amended by changing paragraph (A) of Article IV, so that, as amended, said Article shall be and read, in part, as follows:

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 18,000,000 shares, each with a par value of $0.0001 per share, of which 12,500,000 shares shall be Common Stock and 5,500,000 shares shall be Preferred Stock.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[Signature on following page.]

IN WITNESS WHEREOF, the undersigned officer of said corporation has caused this certificate to be signed, this 28th day of August 2017.

JETOPTERA, INC.

By: ______________________________
Simina Farcasiu, Secretary

51629619.1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "JETOPTERA, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF SEPTEMBER, A.D. 2021, AT 2:38 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5739562 8100
SR# 20213321875

Authentication: 204229183
Date: 09-23-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
JETOPTERA, INC.

Jetoptera, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Jetoptera, Inc. be amended by changing paragraph (A) of Article IV, so that, as amended, said Article shall be and read, in part, as follows:

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 18,515,000 shares, each with a par value of $0.0001 per share, of which 13,015,000 shares shall be Common Stock and 5,500,000 shares shall be Preferred Stock.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[Signature on following page.]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:38 PM 09/22/2021
FILED 02:38 PM 09/22/2021
SR 20213316122 - File Number 5739562

IN WITNESS WHEREOF, the undersigned officer of said corporation has caused this certificate to be signed, this 22nd day of September 2021.

JETOPTERA, INC.

By: DocuSigned by: Simina Farcasiu
0089BD96D11047A...
Simina Farcasiu, Secretary

JETOPTERA, INC.

SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Second Amended and Restated Stockholders' Agreement (this "**Agreement**") is made effective as of August 17, 2021, by and among Jetoptera, Inc., a Delaware corporation (the "**Company**"), the curremt holders of the Company's shares of Common Stock (the "**Common Stock**") listed on Exhibit A (together with any subsequent persons who join this Agreement as a holder of Common Stock, collectively, the "**Common Stockholders**"), and the current holders of the Company's shares of Series A Preferred Stock (the "**Preferred Stock**") listed on Exhibit B (together with any subsequent persons who join this Agreement as a holder of Preferred Stock, collectively, the "**Preferred Stockholders**", and together with the Common Holders, the "**Stockholders**"), with respect to all shares of the Company's capital stock now or hereafter outstanding (the "**Shares**"), and amends and restates in its entirety the Prior Agreement (as defined below).

RECITALS

A. The Company is seeking to raise up to $5,000,000 by offering and selling up to an aggregate of 491,159 shares of Common Stock at a price of $10.18 per share in a Regulation Crowdfunding offering (the "**Current Offering**").

B. Certain Stockholders and the Company previously entered into an Amended and Restated Stockholders' Agreement, dated May 31, 2017 (the "**Prior Agreement**"), which they desire to amend and restate pursuant to the terms and conditions of this Agreement, which shall replace, in its entirety, the Prior Agreement.

C. The Company and the Stockholders desire to enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Stockholders' (including any subsequent persons who join this Agreement as a Common Stockholder pursuant to the Current Offering) may transfer their shares of the Company's stock and other restrictions and terms as set forth herein.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Stockholders hereby agree as follows:

1. General Restriction on Transfer of Shares of Common Stock.

(a) Required Company Consent; Exception. No shares of Common Stock or any interest therein shall be validly sold, assigned, pledged, encumbered or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law (including, without limitation, any transfer, award, or confirmation of Shares to a Stockholder's spouse pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement), and no purported transferee shall be recognized as a Stockholder of the Company for any purpose, without the prior wrriten consent of the

Company, except for Permitted Transfers (as defined below) and as specifically otherwise permitted by this Agreement, and in any case the transferee having executed a Supplemental Signature Page to this Agreement in the form attached hereto as Exhibit C and agreed to be bound by all of the terms of this Agreement.

(b) Permitted Transfer. The restrictionis in Section 1(a) shall not appy to a Permitted Transfer of shares of Common Stock by a Stockholder. The term "**Permitted Transfer**" means any sale, assignment, or transfer otherwise with respect to a Stockholder who is an individual (a) to a trust where such Stockholder is the sole trustee and whose sole beneficiaries are such Stockholder and/or Family Members (as defined below) of such Stockholder or (b) to a corporation, partnership, or manager-managed limited liability company ("**Entity**") the outstanding equity interests of which are owned entirely by such Stockholder and/or Family Members of such Stockholder and whose board of directors and officers, general partner, or manager, respectively, are comprised only of such Stockholder.

(c) Unauthorized Transfers. Any purported transfer in violation of any provision of this Agreement shall be void and shall not operate to transfer any interest in or title to the purported transferee of any Shares.

2. Right of First Refusal.

(a) Offer Receipt and Offer Notice. If any Common Stockholder (the "**Transferor**") receives a bona fide offer from a third-party person or entity to purchase shares of Common Stock held by such Common Stockholder, the Transferor shall give written notice to the Company (an "**Offer Notice**") specifying (i) the name and address of the proposed transferee, (ii) the number of Shares proposed to be transferred (the "**Offered Shares**"), (iii) the consideration, if any, per Share proposed to be paid by the proposed transferee for the Offered Shares (the "**Offered Price**"), (iv) all other terms and conditions of the proposed sale or transfer, and (v) all other information reasonably requested by the Company. Delivery of an Offer Notice to the Company shall be deemed to constitute an offer by the Transferor to sell the Offered Shares to the Company and/or the Major Investors (as defined below) at a purchase price per Share (the "**Purchase Price**") equal to the Offered Price. If the Offered Shares are proposed to be sold for consideration other than solely cash, the Offered Price shall be deemed to be the sum of (i) the fair market value of the consideration other than cash offered for the Offered Shares (as determined in good faith by the Company's Board of Directors), and (ii) any cash consideration so offered. Within (20) days after the Offer Date, the Company shall send a copy of the Offer Notice to the Major Investors. The date on which the Offer Notice is delivered to the Remaining Stockholders is referred to herein as the "**Offer Date**." The term "**Major Investor**" means a Stockholder who holds a combined total of at least Five Million (5,000,000) shares of Common Stock and/or Preferred Stock.

(b) Rights of the Company to Purchase. The Company shall have the first option to purchase all or any portion of the Offered Shares at the Offer Price and on the other terms and conditions offered to the Transferor. This option to purchase must be exercised, if at all, by giving written notice to the Transferor and the Major Investors within sixty (60) days (the "**Company Option Period**") after the Offer Date, stating the number of Shares that the

Company agrees to purchase. If the Company elects not to purchase any such Offered Shares, it shall notify the Major Investors of such election before the end of the Company Option Period.

(c) Rights of the Major Investors to Purchase. In the event that the Company does not elect to purchase all of the Offered Shares, the Major Investors shall have the option to purchase all or a portion of the Offered Shares not to be purchased by the Company (the "**Remaining Offered Shares**") at the Offer Price and on the other terms and conditions offered to the Transferor. Each Major Investor desiring to exercise this option (a "**Purchasing Major Investor**") shall deliver to the Company, the Transferor, and all of the other Major Investors written notice of his, her, or its intention to purchase some of all of the Remaining Offer Shaeres (the "**Purchasing Major Investor Notice**") within thirty (30) days after the expiration of the Company Option Period (the "**Major Investor Option Period**"). Each Major Investor shall be entitled to purchase any and all Remaining Offered Shares in the same proportion as the number of Shares then held by such Major Investor bears to the total number of Shares held by all of the Purchasing Major Investors, or as otherwise agreed upon by the Purchasing Major Investors. The Purchasing Major Investor's option must be exercised, if at all, within sixty (60) days after the expiration of the Company Option Period.

(d) Co-Sale Right. In the event that the Company and the Major Investors have elected to purchase less than all of the Offered Shares, each Major Investor who is not a Purchasing Major Investor shall have the right to participate in the Transferor's sale of the remaining Offered Shares pursuant to the terms of the Offer Notice by selling up to the number of shares of Common Stock held by such Major Investor equal to the number of Offered Shares remaining to be sold by the Transferor multiplied by a fraction, the numerator of which is the total number of shares of Common Stock held by such Major Investor and the denominator of which is the total number of shares of Common Stock held by the Transferor (without giving effect to any sale of the shares subject to the Offer Notice) and all Major Investors who are not Purchasing Major Investors. Notice of an election to participate shall be made within fifteen (15) days (the "**Co-Sale Period**") following the end of the Major Investor Option Period.

(e) Terms of Purchase for Third-Party Offer. The transfer of all or part of the Offered Shares to the Purchasing Major Investors and/or the Company in accordance with this Section 2 shall be consummated on the terms set forth in the Offer Notice (i) in the event that all of the Offered Shares are to be purchased by the Company and the Purchasing Major Investors, on a date set by the Company (which date shall be not less than ten (10) nor more than thirty (30) business days after expiration of the Co-Sale Period), or (ii) in the event that less than all of the Offered Shares are to be purchased by the Company and the Purchasing Major Investors, on the date of the closing of the sale by the Transferor to the proposed transferee, which shall in no event be later than ninety (90) days following the end of the Co-Sale Period. If the Major Investors and the Company have elected to purchase none of the Offered Shares, the Transferor may transfer the Offered Shares (together with Shares as to which co-sale rights have been exercised by any Purchasing Major Investor) to the proposed transferee at any time within ninety (90) days after the end of the Co-Sale Period. Any sale of Offered Shares to the proposed transferee shall be made at the Offered Price and only on the terms and conditions stated in the Offer Notice. Any offer made by the Transferor to the Major Investors and/or to the Company may be withdrawn by the Transferor at any time during the Major Investor Option Period, the

Company Option Period, or the Co-Sale Period so long as no sale, assignment or transfer of any of the Offered Shares is made without compliance with this Section 2. Any Offered Shares not sold within such ninety (90) day period shall continue to be subject to the requirements of this Section 2.

(f) Exception for Certain Transfers. The provisions of this Section 2 shall not apply to Family Transfers, provided that any such transferee of a Family Transfer shall execute a Supplemental Signature Page and shall agree to be bound by all of the terms of this Agreement. "**Family Transfers**" means any Permitted Transfer and any sale, assignment, or transfer otherwise (a) with respect to a Stockholder who is an individual, to a Family Member of such Stockholder, (b) with respect to a Stockholder that is a trust, to the beneficiaries of the trust (or any Family Member of the beneficiaries of the trust) on a pro rata basis, and (c) with respect to a Stockholder that is an Entity, by such Stockholder pursuant to distributions in kind to any of its stockholders, partners or members on a pro rata basis. "**Family Member**" means a Stockholder's ancestors, spouse (except, when any proposed transfer to a Stockholder's spouse is pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement), and any lineal descendent (whether by adoption or consanguinity) of such Stockholder or such Stockholder's spouse.

3. Other Agreements.

(a) Termination of Service. Each Common Stockholder acknowledges that the Company shall have the right, but not the obligation, during the 90 days (i) after the termination of service, if any, as an employee, director or consultant to the Company for any reason or (ii) after exercise of any option held by such person if such option is exercised after termination of such Common Stockholder's Continuous Service Status for any reason, to repurchase all (and not less than all) of such Common Stockholder's Shares at a price equal to the Determined Value of such Shares (as defined below). If the Company notifies such Common Stockholder prior to the expiration of such 90 day period of its election to exercise its rights hereunder, the Company shall also, as promptly as possible, determine and set forth in a written notice the Determined Value of such Shares. Within ten (10) days following receipt of such notice, such Common Stockholder or his or her estate (or representative) shall tender the certificates representing all of such Common Stockholder's Shares to the Company, together with appropriately executed stock powers for transfer of such certificates on the books of the Company, and the Company shall make payment of the purchase price for such Shares in cash.

(b) Assignment of Right to Purchase. The Company's right to purchase shares pursuant to this Section 3 may be assigned by the Company in whole or in part to any other person or entity (an "**Assignee**") provided that each of the Major Investors shall receive written notice from the Company prior to such assignment and shall be entitled within ten (10) days following receipt of such notice to elect to purchase on the same terms from the Assignee up to a number of Shares equal to such Major Investor's pro rata percentage ownership of all Shares held by all Major Investors (determined on an as-converted basis).

(c) Determined Value. For the purposes of this Agreement, the "**Determined Value**" of one Share shall be the price per Share set by the Board of Directors of the Company in

good faith using a reasonable valuation method in a reasonable manner. The decision of the Board of Directors as to the Determined Value shall be final.

4. Legend. Each certificate representing the Shares shall bear conspicuously on the back of such certificate a legend indicating that the Shares are subject to certain restrictions on transfer set forth in this Agreement, substantially in the form as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 17, 2021, AS AT ANY TIME AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ENCUMBERED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF SUCH AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER AND WILL BE FURNISHED TO THE REGISTERED HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE."

5. Dilution Provision. The term "**Shares**" as defined in this Agreement shall include (a) any Shares issued after the date of this Agreement to any Stockholder for any reason, whether upon exercise or conversion of any warrant, option or convertible security or otherwise, and (b) any Shares received by a Stockholder as a result of any stock dividend, stock split, reverse stock split, or other distribution of Shares made upon or in exchange for the Company's securities.

6. Confidentiality. Stockholders, in their capacity as a stockholder of the Company, may receive or have access to Confidential Information. "Confidential Information" means any knowledge or information with respect to the past, current, or future affairs or plans of the Company or any of its subsidiaries, including but not limited to information concerning customers', suppliers' and other third parties', finances, products, services, organizational structure and internal practices, forecasts, sales, other records and budgets, business, marketing, development, sales and other commercial strategies, inventions, ideas, methods and discoveries, trade secrets, know-how, unpublished patent applications, designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing, and other confidential intellectual property, and other information that would reasonably be considered non-public, confidential or proprietary given the nature of the information and the business. Under no circumstances and at no time during or after the term of this Agreement will a Stockholder directly or indirectly, use, disclose, divulge, render or offer any Confidential Information to any third parties except in the course of the proper performance of his or her duties as a stockholder of the Companyor unless otherwise in the public domain or required by law or governmental process. Each Stockholder acknowledges and agrees that any and all such information received by him, her, or it will be safeguarded from unauthorized use, access or disclosure using the highest degree of care that the Stockholder uses to protect its own sensitive information, but in no event less than a reasonable degree of care. The Company and each Stockholder agrees that the covenants set forth in this Section 6 shall be enforced to the fullest extent permitted by law.

7. Lock-up Agreement.

(a) Lock-up Period; Agreement. In connection with the initial public offering of the Company's securities, if at all, and upon request of the Company or the underwriters managing such offering of the Company's securities, each Stockholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Shares (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering. In addition, each Stockholder agrees to be bound by similar restrictions, and to sign a similar agreement, in connection with no more than one additional registration statement filed within twelve months after the closing date of the initial public offering, provided that the duration of the market-standoff period with respect to such additional registration shall not exceed ninety (90) days from the effective date of such additional registration statement.

(b) Limitations. The obligations described in Section 7(a) shall apply only if all officers and directors of the Company enter into similar agreements, and shall not apply to a registration relating solely to employee benefit plans or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

(c) Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the Shares.

8. Termination. This Agreement shall terminate on the earlier to occur of: (a) the written agreement of the Company and a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis; (b) on the dissolution of the Company or its adjudication as a bankrupt; (c) the closing of the Company's initial public offering of securities pursuant to an effective registration statement under the Securities Act of 1933, as amended; (d) the merger or consolidation of the Company with or into another corporation, which merger or consolidation results in the holders of a majority of the voting stock of the Company prior to such transaction owning in the aggregate less than a majority of the outstanding capital stock of the surviving corporation; and (e) the sale of all or substantially all of the Company's assets.

9. Testamentary Provisions. Each Stockholder who shall execute a will, living trust or similar document agrees to insert in such document a direction and authorization to the executor, trustee or similar agent to fulfill and comply with the provisions hereof.

10. Spousal Interests in Shares. To the extent that any Shares of a Stockholder constitute the community or joint property of such Stockholder and his or her spouse, the Stockholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, which shall be evidenced by the spouse's signature in the space provided therefor on the signature page to this Agreement executed by such Stockholder. If a Stockholder marries or remarries subsequent to the date of this Agreement, the Stockholder shall

obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

11. Amendment; Waiver. The provisions of this Agreement may be waived, altered, or amended, in whole or in part, only with the written consent of a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof.

12. Miscellaneous.

(a) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law.

(b) Injunctive Relief. Each party hereto acknowledges that in the event of a breach of this Agreement the damage to the nonbreaching parties would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Thus, in addition to any other right or remedy available to it, a party shall be entitled to an injunction restraining such breach or threatened breach and to specific performance of any provision of this Agreement, and in either case no bond or other security shall be required.

(c) Entire Agreement; Enforcement of Rights. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement in accordance with the terms hereof.

(d) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (x) such provision shall be excluded from this Agreement, (y) the balance of this Agreement shall be interpreted as if such provision were so excluded and (z) the balance of this Agreement shall be enforceable in accordance with its terms.

(e) Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(f) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

(g) Successors and Assigns. Each party hereto agrees that it will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement except in accordance with the terms hereof. Any purported assignment, transfer, or delegation in violation of this section shall be null and void. Subject to the foregoing limits on assignment and delegation, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and assigns. Except for those enumerated above and except for any permitted transfer of rights hereunder, this Agreement does not create, and shall not be construed as creating, any rights enforceable by any person or entity not a party to this Agreement.

(h) Agreement to Perform Necessary Acts. Each party hereto agrees to perform any further acts and to execute and deliver any further documents that may be reasonably necessary to carry out the provisions of this Agreement.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

THE COMPANY:

JETOPTERA, INC.

DocuSigned by:
By: Andrei Evulet
244358EDAE8849A...

Name: Andrei Evulet
Title: President

Address:
144 Railroad Avenue
Edmonds, WA 98020

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders’ Agreement as of the date first written above.

STOCKHOLDERS:

____
(signature)

____
(print name)

____
(print entity name, if applicable)

____
(print title, if applicable)

Address:

____
____

Email:

____

EXHIBIT A
TO
SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

COMMON STOCKHOLDERS

Andrei Evulet
Simina Farcasiu, Trustee of The Evulet Family Irrevocable Trust dated May 12, 2017
Rivendell, LLC
Scott Smallwood
Jefferey A. Shufelt and Stacey L. Jacobs, JTWROS
Raluca Gold-Fuchs and Christian Fuchs
Denis Dancanet
Equity Trust Company Custodian FBO Simina Farcasiu IRA

EXHIBIT B
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

PREFERRED STOCKHOLDERS

Denis Dancanet

EXHIBIT C

STOCKHOLDERS AGREEMENT

The undersigned hereby acknowledges, accepts and agrees to all of the rights, duties and obligations of a Stockholder under the Second Amended and Restated Stockholders Agreement of Jetoptera, Inc. dated August 17, 2021, as amended from time to time.

NEW STOCKHOLDER

____
Name of Stockholder (print or type)

____
Street Address (print or type)

____
City, State, Zip Code (print or type)

____
Signature of Stockholder

____
Social Security or
Federal ID Number

CONSENT OF JOINT STOCKHOLDER(S) OR SPOUSE

____
Name of Joint Stockholder or Spouse
(Please print or type)

____
Signature of Joint Stockholder*
or Spouse (if any)

Social Security or Federal I.D. Number of
Joint Stockholder
or Spouse (if any)

Please identify the nature of joint ownership, if any:

Joint Tenants ______

Tenants in Common ______

Community Property ______

Tenants by the Entirety ______

*By signing as Joint Stockholder or Spouse, the Joint Stockholder or Spouse acknowledges, accepts and agrees to all of the duties and obligations of a Stockholder under this Stockholders Agreement.

JETOPTERA, INC.

SECOND AMENDED AND RESTATED VOTING AGREEMENT

This Second Amended and Restated Voting Agreement (the "**Agreement**") is made effective as of August 17, 2021 by and among Jetoptera, Inc., a Delaware corporation (the "**Company**"), the current holders of the Company's shares of Common Stock (the "**Common Stock**") listed on Exhibit A (together with any subsequent persons who join this Agreement as a holder of Common Stock, collectively, the "**Common Stockholders**"), and the current holders of the Company's shares of Series A Preferred Stock (the "**Preferred Stock**") listed on Exhibit B (together with any subsequent persons who join this Agreement as a holder of Preferred Stock, collectively, the "**Preferred Stockholders**", and together with the Common Stockholders, the "**Stockholders**"), and amends and restates in its entirety the Prior Agreement (as defined below).

RECITALS

A. The Company is seeking to raise up to $5,000,000 by offering and selling up to an aggregate of 491,159 shares of Common Stock at a price of $10.18 per share in a Regulation Crowdfunding offering (the "**Current Offering**").

B. Certain Stockholders and the Company previously entered into an Amended and Restated Voting Agreement, dated May 31, 2017 (the "**Prior Agreement**"), which they desire to amend and restate pursuant to the terms and conditions of this Agreement, which shall replace, in its entirety, the Prior Agreement.

C. The Company and the Stockholders desire to enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Stockholders (including any subsequent persons who join this Agreement as a Common Stockholder pursuant to the Current Offering) shall vote their shares of the Company's voting stock in favor of certain designees to the Company's Board of Directors (the "**Board**") and other restrictions and terms as set forth herein.

AGREEMENT

The parties agree as follows:

1. Election of Directors. Each Preferred Stockholder, as a holder of Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Preferred Stock, to hold all of the shares of Preferred Stock registered in its name (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such Preferred Stock, and any other voting securities of the Company subsequently acquired by such Preferred Stockholder) and any voting securities of the Company held in trust over which they have voting power (hereinafter collectively referred to as the "**Preferred Shares**") subject to, and to vote the Preferred Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement. Each Common Stockholder, as a holder of Common Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Common Stock, to hold all of such shares of Common Stock and any other

securities of the Company acquired by such holder in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities) (hereinafter collectively referred to as the "**Common Shares**" and together with the Preferred Shares, the "**Shares**") subject to, and to vote such Common Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

1.1 Board Representation. At each annual meeting of the holders of voting stock of the Company, or at any meeting of the holders of voting stock of the Company at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent, the Stockholders agree to vote or act with respect to their shares of capital stock of the Company (and any such shares held in trust over which they have voting power) so as to elect:

(a) so long as Denis Dancanet ("**Dancanet**") and his Affiliates hold not less than 50% of the number of shares of Preferred Stock originally issued to him (as adjusted for stock splits or similar transactions) remain outstanding, one (1) member of the Board ("**Series A Director**") designated in writing by Denis Dancanet, who shall initially be Denis Dancanet; and

(b) so long as Mr. Andrei Evulet ("**Evulet**") and his Affiliates hold any shares of capital stock and serves as an employee or consultant to the Company, one (1) member of the Board (the "**Common Director**") designated from time to time by Evulet, who shall initially be Andrei Evulet; and

(c) one (1) member of the Board (the "**Independent Director**") who is not employed by the Company or affiliated with any stockholder of the Company, who has relevant industry experience, and who is nominated by the Common Director or Preferred Director and reasonably acceptable to the other.

Upon effectiveness of this Agreement, Denis Dancanet and Andrei Evulet shall be directors as set forth above and the Independent Director seat shall be vacant.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 Appointment of Directors. In the event of the resignation, death, removal or disqualification of a director selected by Dancanet or Evulet, as the case may be, Dancanet or Evulet or their respective estates, as the case may be, shall promptly nominate a new director, and, after written notice of the nomination has been given by Dancanet or Evulet, as the case may be, to the other parties, the Stockholders shall vote their respective shares of capital stock of

the Company (and any such shares held in trust over which they have voting power) to elect such nominee to the Board.

1.3 Removal. Dancanet or Evulet, as the case may be, may remove his designated director at any time and from time to time, with or without cause (subject to the Bylaws of the Company as in effect from time to time and any requirements of law), in their sole discretion, and after written notice to each of the parties hereto of the new nominee to replace such director and, the Stockholders shall promptly vote their respective shares of capital stock of the Company (and any such shares held in trust over which they have voting power) to elect such nominee to the Board.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Additional Representations and Covenants.

3.1 No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement.

3.2 Change in Number of Directors. The Company shall not permit the number of directors to be reduced to be less than two (2) nor greater than five (5), and the Stockholders will not vote their shares of capital stock of the Company (or any such shares held in trust over which they have voting power) for any amendment or change to the current Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Charter**") or Bylaws of the Company, which amendment or change would require the number of directors to be less than two (2) or increase the number of directors to be greater than five (5) directors, or any other amendment or change to the Charter or Bylaws inconsistent with the terms of this Agreement.

3.3 Legends. Each certificate representing shares of the Company's capital stock held by the Stockholders or any assignee shall bear the following legend:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF CAPITAL STOCK OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES EVIDENCED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

3.4 Grant of Proxy. Upon the failure of any party to this Agreement to vote his/her shares of capital stock of the Company in accordance with the terms of Section 1 of this

Agreement within five (5) days of the Company's written request for such vote, such party hereby appoints and constitutes the Company as the attorney and proxy of such party with the full power of substitution and resubstitution, to the full extent of such party's rights, with respect to all voting capital stock of the Company owned by such Holder, which proxy (the "**Proxy**") shall be irrevocable until this Agreement terminates pursuant to its terms or Section 3.4 of this Agreement is amended to remove such party's grant of proxy in accordance with Section 8.4 hereof, to vote all shares of capital stock then held by such party in the manner provided in Section 1 hereof. The parties agree that the Proxy is coupled with an interest and is given to secure the performance of each party's duties under this Agreement.

3.5 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4. Drag-Along Right.

4.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Charter.

4.2 Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) (collectively, (i), (ii) and (iii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 4 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 4.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Charter required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 4.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 4, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit challenging the Sale of the Company or this Agreement, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

4.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 4.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to (i) any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or (ii) any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however,* that nothing in this Section 4.3(e) shall entitle any holder to receive any form of

consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series; (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock; and (iv) unless waived pursuant to the terms of the Charter and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Charter in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing provisions of this Section 4.3(e), if the consideration to be paid in exchange for the Shares held by the Stockholder pursuant to this Section 4.3(e) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities that such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder.

4.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Charter in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Charter, elect to allocate the consideration differently by written notice given to the Company at least five days prior to the effective date of any such transaction or series of related transactions.

5. Remedies.

5.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

5.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without

limitation, votes regarding the composition of the Board pursuant to Section 1 hereof, votes to increase authorized shares pursuant to Section 2 hereof, and votes regarding any Sale of the Company pursuant to Section 4 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 4.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 5.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

5.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6. Termination.

6.1 Termination Events. This Agreement shall terminate upon the earlier of:

(a) The consummation of a firm commitment underwritten public offering by the Company of shares of its Common Stock in connection with which all the then-outstanding shares of Preferred Stock are converted into shares of Common Stock pursuant to the Company's Charter as such Charter may be amended from time to time; or

(b) The consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Charter.

6.2 Removal of Legend. At any time after the termination of this Agreement in accordance with Section 6.1, any holder of a stock certificate legended pursuant to Section 3.3 may surrender such certificate to the Company for removal of the legend, and the Company will duly reissue a new certificate without the legend.

7. "Bad Actor" Matters.

7.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

7.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents and warrants that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable; and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Stockholder makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Stockholder solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Stockholder are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Stockholders that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)–(iv) or (d)(3) is applicable.

7.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee; (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee; (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee; and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to any director designee designated by such Person, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

8. Miscellaneous.

8.1 Additional Parties. In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person, then, the Company shall cause such person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit C, agreeing to be bound by and subject to the terms of this Agreement as a Holder and thereafter such person shall be deemed a Holder for all purposes under this Agreement.

8.2 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

8.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Each transferee or assignee of any shares of capital stock of the Company subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit C.

8.4 Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Company, and a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis; provided, that (i) in the case of an amendment to Section 1.1(a), such amendment will require the approval of Denis Dancanet, and (ii) in the case of Section 1.1(b), such amendment will require the approval of Andrei Evulet. Notwithstanding the foregoing, this Agreement may be amended with only the written consent of the Company for the sole purpose of including additional purchasers of Common Stock as a Common Stockholder or Preferred Stock as a

Preferred Stockholder. Any amendment or waiver effected in accordance with this Section 8.4 shall be binding upon the Company, the Stockholders, and each of their respective successors and assigns.

8.5 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient (a) on the date of delivery, when delivered personally or by overnight courier, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, or (c) 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address, email address, or facsimile number as set forth on the signature page or on Exhibit A or Exhibit B hereto, or as subsequently modified by written notice in accordance with this Section 8.5.

8.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

8.7 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

8.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

8.9 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.10 No Liability for Election of Recommended Directors. Neither the Company, the Stockholders, nor any officer, director, holder of capital stock, partner, employee or agent of any such party, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

THE COMPANY:

JETOPTERA, INC.

DocuSigned by:
By: Andrei Evulet
244358EDAE8849A

Name: Andrei Evulet
Title: President

Address:
144 Railroad Avenue
Edmonds, WA 98020

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

____
(signature)

____
(print name)

____
(print entity name, if applicable)

____
(print title, if applicable)

Address:

____
____

Email:

____

EXHIBIT A
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

COMMON STOCKHOLDERS

Andrei Evulet
Simina Farcasiu, Trustee of The Evulet Family Irrevocable Trust dated May 12, 2017
Rivendell, LLC
Scott Smallwood
Jefferey A. Shufelt and Stacey L. Jacobs, JTWROS
Raluca Gold-Fuchs and Christian Fuchs
Denis Dancanet
Equity Trust Company Custodian FBO Simina Farcasiu IRA

EXHIBIT B
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

PREFERRED STOCKHOLDERS

Denis Dancanet

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Stockholder**") pursuant to the terms of that certain Second Amended and Restated Voting Agreement, dated as of August 17, 2021 (the "**Agreement**"), by and among the Company and its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Stockholder acknowledges that Stockholder is acquiring certain shares of the capital stock of the Company (the "**Stock**"), for one of the following reasons (Check the correct box):

☐ As a transferee of Preferred Stock from a party in such party's capacity as a "Preferred Stockholder" bound by the Agreement, and after such transfer, Stockholder shall be considered a "Preferred Stockholder" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Common Stock from a party in such party's capacity as a "Common Stockholder" bound by the Agreement, and after such transfer, Stockholder shall be considered a "Common Stockholder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new "Preferred Stockholder", in which case Stockholder will be a "Preferred Stockholder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new "Common Stockholder", in which case Stockholder will be a "Common Stockholder" and a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Stockholder hereby (a) agrees that the Common Stock and/or Preferred Stock, as applicable, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Stockholder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Stockholder at the address or facsimile number listed below Stockholder's signature hereto.

STOCKHOLDER: ___________________

By: ________________________________
Name and Title of Signatory

Address: ___________________________

____

Facsimile Number: ___________________

Email Address: _______________________

ACCEPTED AND AGREED:

COMPANY

By: ______________________________________

Name: ____________________________________

Title: _____________________________________